SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2011 Management Report

Dear Sirs:

We hereby submit the Management Report and Financial Statements of Net Serviços de Comunicação S.A. (“Company” or “NET”) for the fiscal year ended December 31, 2011, and the Independent Auditors Report for the appreciation of the Company’s shareholders, clients, suppliers of products and services, the financial community and the society.

The Company and its subsidiaries revenues are generated mainly from services rendered of Pay TV, broadband internet access and voice services.

In 2011, we obtained excellent results with our accelerated growth strategy and focus on the quality of services provided. The Pay TVbase ended the year with 4,730 thousandclients, 12.3% more than in 2010. TheBroadbandbase closed the year with 4,264 thousand clients, up 21.0% on 2010. The number of telephone lines in serviceat the end of 2011 was 3,844 thousand lines, 21.9% bigger than 2010.

We remained absolute leaders of the Pay TVmarket, combining the best programming and the leading movie, sports, entertainment and news channels. NET has also led the accelerated adoption of high-definition technology in Brazil. It is this new technological platform that has enabled NET to launch innovative products that completely transform the TV viewing experience. The year 2011 marked the arrival of NOW and a new era in Brazilian TV. NET HD clients may now watch their favorite programs anytime they wish through an interactive portal. Through NOW it is possible to watch the NET channel content for free and rent additional content such as the latest movie releases – all this using just the remote control, without leaving home. NET is still the only Brazilian operator to broadcast HD 3D content in Brazil, either through occasional broadcasts or through NOW, which also broadcasts programs in this format.

In the Broadband segment, Net Virtua continued its excellent performance in 2011. Leading the growth of this market and increasingly connecting more Brazilians with quality and high-speed internet, NET has played a crucial role in this segment. It is the largest competitive operator in Brazil, taking competition and quality services to the markets in which it operates. Our constant investments in technology, innovation and network capacity make us the leading broadband operator in Brazil.

In the Voice Servicesegment, we maintained our strong growth and remained the leader in local fixed telephony portability with Net Fone Via Embratel. NET is a cheaper option in the local fixed telephony segment that was earlier dominated by telecommunication concession holders.

1.   Financial Performance

Net Revenue in 2011  increased by 23.9%  from R$5,405.7 million in 2010 to R$6,695.9 million, primarily driven by the expansion of the subscriber base.

Operating Costs and General and Administrative Expenses totaled R$5,067.1 million in 2011, 22.4% up on the R$4,139.4 million in 2010, mainly due to business growth.

Selling Expenses totaled R$720.0 million in  2011, 21.1%  more than the R$594.5 million reported in 2010, remaining equivalent to 11.0%  of net revenue. Bad Debt Expenses came to R$49.5 million in 2011, against R$41.6 million the year before, remaining low at around 0.7% of net revenue.

EBITDA (Earnings before Interest, Depreciation and Amortization) increased by 24.5%,  from R$1,559.3 million in 2010 to R$1,941.8 million in  2011, with  EBITDA Margin of  29.0%, compared to 28.8% in 2010.

Net income stood at R$373.2 million, up 21.5%  on the R$307.1 million posted in 2010.

Total annual capex  stood at R$1,660.2 million in 2011, mainly allocated to house installations, expansion of network capacity and technologic improvements, and was 32.8%  more than in 2010, underlining our commitment to the nation and to the quality and coverage of our services.

Net Debt closed 2011 at R$1,448.2 million, against R$1,356.7 million in 2010. On a yearly comparison, the Net Debt over EBITDA  ratio was down 0.87x at the end of 2010 to 0.75x  at the end of 2011, which shows that the Company’s financial situation is growing and that the indebtedness level still remains sound.

We believe that 2012 will be another year of achievements and that our commitment to the future will be demonstrated by every one of us as we strive once again to meet our objective. After all, The world belongs to the Nets!

2.   Corporate Structure

In compliance with the notice of the Public Tender Offer (PTA) of October 7, 2010, until January 13, 2011, Embratel had acquired 193,701,299 preferred shares of the Company for the unit price of R$23.00, restated by the monthly variation of the reference rate (TR), representing 84.77% of the Company’s preferred shares.

Consequently, Embratel and its parent company Embrapar jointly hold, direct and indirectly, 223,080,448 preferred shares, equivalent to 97.63% and 91.86% of the Company's preferred and total shares, respectively. Globo holds, direct and indirectly, 6.35% of the Company’s capital.

On January 26, 2012, Brazil’s National Telecommunications Agency (Anatel) gave its approval to the Company’s indirect control transfer. It authorized the exercise of the call option by Embratel Participações S.A. (“Embrapar”) on the shares issued by GB Empreendimentos e Participações S.A., the direct parent company of NET, which are currently owned by Globo Comunicação e Participações S.A., in compliance with GB Shareholders’ Agreement. Once the option is exercised, Embrapar and its subsidiary Embratel will hold direct control of GB and, therefore, indirect control of NET.

In compliance with Anatel’s decision, this approval will come into effect after the regular tax status of all the companies involved is confirmed.

3.   Regulatory Environment

On September 12, 2011, Law 12,485 was sanctioned and began to govern the cable TV sector, regardless of the technology used, creating the Conditioned Audiovisual Communication Service. The Law also brought other important changes, including the elimination of limits on foreign capital for cable TV operators, bringing them into line with other operators of the new service, the division of the value chain into production, programming, packaging and distribution, and the establishment of local programming quotas for the packages on offer. The National Telecommunications Agency (Anatel) and the National Cinema Agency (Ancine) are regulating the Law within the scope of their respective jurisdictions, the first having concluded its public hearings and the second currently conducting the, procedures that will be concluded within 180 days after publication of the Law (September 13, 2011).

4.   Human Resources

The Company believes that people are the key to fulfilling its mission of connecting people with the world. Being a service company that believes in quality as a differential, NET constantly invests in the training its employees, besides offering an environment of ethical conduct and constant professional development. The Human Resources area focuses on training the over 16,000 employees so that they may perform their functions with quality in the pursuit of customer delight. The Company also has partnerships with renowned educational institutions to facilitate the professional development of its employees. It offers attractive benefits, including a profit sharing plan pegged to the strategic goals of the Company and each area.

5.    Social Responsibility

Connecting people for a better world. In 2011, the Company continued its social responsibility initiatives, further underlining its commitment to education. As part of this process, it redesigned NET Educação, the totally free portal, promoting greater collaboration and interaction among internet users, offering new content to support the educational and learning process. It also invested in teacher training through a distance course - Educonexão  - improving teachers’ skills in the use of technology in the classroom. Between August (when it was redesigned) and December, Educonexão  registered 454,623 pageviews.

The Company also celebrated two years of the NET Comunidade project, whose objectives include encouraging the community to play an active role in social transformation and creating the conditions necessary for the population to develop as individuals, professionals and citizens. The program offers the one year Repórter Comunidade (Community Reporter) program that provides training in communication channels and technology, workshops and other activities mediated by social educators. The NET Comunidade project runs in the neighborhoods of Cambuci, in São Paulo, and Vila União, in Campinas. Nearly 1,500 people benefited from this project last year.

The Company also launched its Volunteer Program, which gives priority to actions focused on education. Five campaigns were held last year in which 824 employee volunteers took part, collecting 14,576 items.

6.   Relations with the Independent Auditors

The complete audit of the financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with Brazilian accounting practices was conducted by Ernst & Young Terco Auditores Independentes S.S (Ernst & Young Terco). The service undertaken by Ernst & Young Terco that was not related to audit mainly consisted of reviewing income tax declarations, the fees for which totaled R$114 thousand, equivalent to 5.0% of the fees paid for auditing the financial statements in 2011. The service not related to audit was carried out in less than a year by specialized teams completely independent of the team responsible for auditing the financial statements, pursuant to the Company’s procedures for ensuring the objectivity and autonomy of the independent auditors.

The Fiscal Council, which also exercises the functions of the Audit Committee pursuant to the standards required by U.S. capital market laws and regulations, supervises the functioning and autonomy of the independent auditors, analyzes the scope and declarations of the auditors as to their autonomy, approves the nature of all the services provided in advance and forwards its report to the Board of Directors.

7.   Acknowledgements

Our mission to BE THE BEST CABLE MULTISERVICE CABLE SOLUTION CONNECTING PEOPLE IN THEIR HOMES WITH THE WORLD is what guides our decisions and the performance of our daily tasks. Every day, we do everything possible to deliver services that set us apart in the market so that our clients are satisfied while using our products and services in the comfort and convenience of their homes.

We would like to take his opportunity to thank all those with whom we dealt with in 2011 and hope to count on you once again, while reaffirming that we are COMMITTED TO THE FUTURE to ensure the perpetuity of our company, guarantee returns for our shareholders, give back to society and provide top quality service to our clients.

The Company’s annual and quarterly financial statements include additional BM&FBOVESPA requirements on the adoption of differentiated practices of corporate governance "Level 2".

São Paulo, February 9, 2012.

Management

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Financial Statements

(A free translation from
Portuguese into English of
individual and consolidated
financial statements)

Net Serviços de Comunicação S.A.

Years ended December 31, 2011 and 2010

with independent auditor’s report

NET SERVIÇOS DE COMUNICAÇÃO S.A.

FINANCIAL STATEMENTS

Years ended December 31, 2011 and 2010

Contents

Independent auditor’s report on financial statements	1

Audited financial statements

Income statements	3
Balance sheets	4
Statements of changes in equity	6
Statements of cash flows	7
Statements of value added	8
Notes to the financial statements	9

A free translation from Portuguese into English of independent auditor’s report on financial statements

Independent auditor’s report on financial statements

The Board of Directors and Stockholders

Net Serviços de Comunicação S.A.

São Paulo - SP

We have audited the individual and consolidated financial statements of Net Serviços de Comunicação S.A. (“Company”), identified as Controlling Company and Consolidated, comprising the balance sheet as of December 31, 2011 and the related income statement, statement of changes in equity and cash flow statement for the year then ended, as well as the summary of significant accounting policies and other notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and appropriate presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and in conformity with the accounting practices adopted in Brazil, as well as for the internal controls management determined as necessary to allow the preparation of these financial statements free of material misstatements, regardless of whether or not caused by fraud or error.

Independent auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with the Brazilian and International auditing standards. These standards require that auditors comply with ethical requirements and that audit be planned and carried out to obtain reasonable assurance that the financial statements are free of material misstatements.

An audit includes procedures selected to obtain evidence of the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we considered internal controls relevant to the Company’s preparation and presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes the evaluation of the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Net Serviços de Comunicação S.A. at December 31, 2011, the results of its operations and its cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. at December 31, 2011, its consolidated results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)  and the accounting practices adopted in Brazil.

Emphasis of a matter

As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Net Serviços de Comunicação S.A., these practices differ from the IFRS applicable to the separate financial statements – solely with respect to the measurement of investments in subsidiaries under the equity method, while such investments would be measured at cost or fair value in accordance with IFRS. Our opinion is not qualified due to this matter.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added for the year ended December 31, 2011, prepared under the management’s responsibility, which presentation is required by the Brazilian Corporate Law for publicly held companies, and as supplementary information under the IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same auditing procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the overall financial statements.

São Paulo, Brazil, February 13, 2012.

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-6

Leonardo Amaral Donato Accountant CRC-1RJ090794/O-0 ‘S’ SP	Júlio Braga Pinto Accountant CRC-1SP 209.957/O-2

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Income statements

Years ended December 31, 2011 and 2010

(In thousands of reais, except for earnings per share)

		Controlling company		Consolidated
	Notes	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Net revenues	4	3,479,598	1,946,417	6,695,885	5,405,669
Cost of services rendered	5/7	(2,131,098)	(1,159,852)	(4,146,951)	(3,346,818)
Gross profit		1,348,500	786,565	2,548,934	2,058,851

Operating expenses
Selling expenses	7	(428,606)	(241,823)	(720,030)	(594,470)
General and administrative expenses	7	(537,333)	(380,576)	(920,177)	(792,597)
Other	7	4,014	20,893	(28,798)	(13,725)
		(961,925)	(601,506)	(1,669,005)	(1,400,792)

Investments in subsidiaries
Equity pickup	13	324,818	329,370	-	-
		324,818	329,370	-	-

Operating profit		711,393	514,429	879,929	658,059

Finance results
Finance expenses	6	(398,205)	(279,388)	(475,886)	(359,422)
Finance income	6	132,293	114,040	175,401	169,354
		(265,912)	(165,348)	(300,485)	(190,068)
Profit before income taxes and social
contribution		445,481	349,081	579,444	467,991

Income tax
Current	12	(1,623)	2,093	(99,911)	(78,063)
Deferred	12	(70,685)	(44,023)	(106,360)	(82,777)
		(72,308)	(41,930)	(206,271)	(160,840)
Profit for the year		373,173	307,151	373,173	307,151

Basic and diluted earnings per share – common	24	1.02	0.84
Basic and diluted earnings per share – preferred	24	1.12	0.92

The Company has no other comprehensive results that should be included in these income statements.

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheets

As at December 31, 2011 and 2010

(In thousands of reais)

		Controlling company		Consolidated
	Notes	12/31/2011	12/31/2010	12/31/2011	12/31/2010
ASSETS
Current
Cash and cash equivalents	8	391,638	601,014	721,178	821,560
Trade accounts receivable	9	260,718	178,187	507,711	350,905
Inventories	10	23,435	34,794	53,135	82,050
Related parties	20	18,502	9,540	-	-
Programming receivable from subsidiaries	20	33,933	35,649	-	-
Recoverable taxes	12	91,633	17,097	115,717	28,385
Prepaid expenses		18,936	17,337	29,736	27,433
Interest on equity	20	66,096	64,995	-	-
Prepaid rights for use	20	120,804	122,719	169,844	172,536
Other current assets		14,835	10,132	24,174	15,969
Total current assets		1,040,530	1,091,464	1,621,495	1,498,838

Non-current
Long-term receivables
Judicial deposits	11	60,003	53,242	97,338	83,735
Related parties	20	181,633	142,817	-	-
Deferred taxes	12	-	40,795	270,992	377,352
Recoverable taxes	12	4,060	92,961	5,589	94,516
Prepaid rights for use	20	225,802	346,606	317,463	487,307
Other non-current assets		4,079	3,145	9,288	6,135
		475,577	679,566	700,670	1,049,045

Investments	13	1,385,460	1,654,034	-	-
Property, plant and equipment	14	2,242,860	1,761,637	4,122,766	3,322,350
Intangible assets	15	2,394,812	2,432,546	2,449,966	2,485,940

Total non-current assets		6,498,709	6,527,783	7,273,402	6,857,335

Total assets		7,539,239	7,619,247	8,894,897	8,356,173

		Controlling company		Consolidated
	Notes	12/31/2011	12/31/2010	12/31/2011	12/31/2010
LIABILITIES
Current
Trade accounts payable	16	351,431	227,342	586,489	349,480
Accounts payable – programming suppliers	17	112,187	89,235	172,345	134,813
Taxes payable		33,772	23,081	94,435	65,599
Payroll and related charges		167,359	127,859	237,202	180,695
Debt	18	230,731	65,522	294,968	104,865
Related parties	20	74,889	387,268	84,490	78,242
Copyright payable	19	116,954	80,174	145,462	99,386
Deferred revenues	20	117,699	118,540	207,299	208,859
Unrealized losses on derivatives	25/26	12,527	50,857	12,527	50,857
Other current liabilities		9,778	6,133	21,753	15,507
Total current liabilities		1,227,327	1,176,011	1,856,970	1,288,303

Non-current
Deferred taxes	12	29,890	-	-	-
Debt	18	1,394,159	1,832,684	1,874,414	2,073,386
Deferred revenues	20	230,287	347,440	404,636	612,190
Related parties	20	22,851	148	-	-
Provisions	21	427,126	435,434	551,278	554,764
Other non-current liabilities		19,760	12,864	19,760	12,864
Total non-current liabilities		2,124,073	2,628,570	2,850,088	3,253,204

Equity
Share capital	22	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves	22	153,168	153,168	153,168	153,168
Accumulated deficit		(1,564,649)	(1,937,822)	(1,564,649)	(1,937,822)
		4,187,839	3,814,666	4,187,839	3,814,666

Total liabilities and equity		7,539,239	7,619,247	8,894,897	8,356,173

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity

Years ended December 31, 2011 and 2010

(In thousands of reais)

	Number of shares (thousands)		Share capital			Capital reserves
	Common	Preferred	Subscribed	To be paid in	Paid in	Shares Premium	Special goodwill reserve	Debentures premium	Accumulated deficit	Total Equity
Balances at December 31, 2009	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,244,973)	3,507,515

Profit for the year	-	-	-	-	-	-	-	-	307,151	307,151

Balances at December 31, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,937,822)	3,814,666

Profit for the year	-	-	-	-	-	-	-	-	373,173	373,173

Balances at December 31, 2011	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,564,649)	4,187,839

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of cash flows

Years ended December 31, 2011 and 2010

(In thousands of reais)

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net cash flows from operating activities
Profit for the year	373,173	307,151	373,173	307,151
Adjustments to reconcile profit for the year to cash flow from operating activities
Equity pick-up	(324,818)	(329,370)	-	-
Monetary and exchange rate variations, net	84,383	(52,482)	102,264	(69,112)
Interest expense on borrowing	175,450	183,179	203,040	215,120
Depreciation and amortization	613,817	387,129	1,061,896	901,225
Losses on derivative financial instruments	16,978	65,915	16,978	65,915
Deferred income taxes and social contribution	70,685	44,023	106,360	82,777
Loss (gain) on disposal of property, plant and equipment	12	3,528	(129)	(4,136)
Provisions	(39,364)	(50,655)	(42,286)	(44,399)

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivable	(82,531)	4,287	(156,806)	(86,953)
(Increase) decrease in inventories	11,359	(10,233)	28,915	(23,287)
(Increase) decrease in recoverable taxes	52,878	(1,473)	54,835	7,833
(Increase) decrease in dividends	-	180,000	-	-
(Increase) decrease in prepaid expenses	(1,599)	4,640	(2,303)	5,888
(Increase) decrease in other assets	57,013	16,986	(24,963)	(14,705)
Increase (decrease) in suppliers and programming	147,041	42,508	274,541	31,976
Increase (decrease) in fiscal obligations	10,691	(49,018)	28,836	(7,257)
Increase (decrease) in payroll and related charges	47,164	(10,048)	64,170	(10,260)
Increase (decrease) in deferred revenues	(120,887)	(66,369)	(213,910)	(169,457)
Increase (decrease) in provisions and other accounts payable	2,498	(194,573)	7,283	47,886
Net cash provided by operating activities	1,093,943	475,125	1,881,894	1,236,205

Cash flow from investing activities
Acquisition of property, plant and equipment and intangible assets	(939,446)	(488,983)	(1,660,193)	(1,249,895)
Cash proceeds from sale of property, plant and equipment	1,347	413	2,507	2,890
Net cash used in investing activities	(938,099)	(488,570)	(1,657,686)	(1,247,005)

Cash flow from financing activities
Debt
Proceeds	77,981	36,298	221,197	103,630
Repayments of principal	(277,049)	(16,313)	(342,099)	(92,600)
Repayments of interest	(176,207)	(167,819)	(203,688)	(194,275)
Related parties
Proceeds	949,584	783,042	-	-
Payments	(939,529)	(781,201)	-	-
Net cash used in financing activities	(365,220)	(145,993)	(324,590)	(183,245)

Net decrease in cash and cash equivalents	(209,376)	(159,438)	(100,382)	(194,045)

Cash and cash equivalents at the beginning of the year	601,014	760,452	821,560	1,015,605
Cash and cash equivalents at the end of the year	391,638	601,014	721,178	821,560
	(209,376)	(159,438)	(100,382)	(194,045)

Supplementary disclosure of cash flow information
Income taxes and social contribution paid	2,220	7,217	106,259	100,356

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of value added

Years ended December 31, 2011 and 2010

 (In thousands of reais)

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
1. Generation of value added
Rendering of services	4,197,100	2,391,595	8,087,846	6,665,510
Other revenues	4,736	7,335	11,256	16,029
Revenue from the construction of own assets	31,852	23,966	43,905	33,863
Allowance for doubtful accounts	(27,927)	(12,155)	(49,516)	(41,581)
	4,205,761	2,410,741	8,093,491	6,673,821
2. ( - ) Inputs
Cost of services rendered	(906,940)	(481,913)	(1,871,990)	(1,537,000)
Materials, energy and other outsourced services	(780,354)	(390,880)	(1,643,293)	(1,335,868)
Other	(18,731)	(18,006)	(33,552)	(39,278)
	(1,706,025)	(890,799)	(3,548,835)	(2,912,146)

3. Gross value added (1-2)	2,499,736	1,519,942	4,544,657	3,761,675

4. (-) Depreciation and amortization	(613,817)	(387,129)	(1,061,896)	(901,225)

5. Net value added generated (3-4)	1,885,919	1,132,813	3,482,760	2,860,450

6. Transferred value added received
Equity pick-up	324,818	329,370	-	-
Finance income	88,102	103,167	83,445	127,449
	412,920	432,537	83,445	127,449

7. Net value added for distribution(5+6)	2,298,839	1,565,350	3,566,205	2,987,899

8. Distribution of value added
Personnel:
Direct Compensation	423,629	272,661	603,993	469,161
Benefits	92,831	67,360	148,906	136,442
FGTS	28,644	20,032	41,566	35,892
Other	16,336	8,273	25,774	14,987
	561,440	368,326	820,239	656,482
Government:
Federal	384,343	247,831	830,025	723,282
State	553,326	325,216	1,023,396	860,349
Municipal	10,458	12,718	14,566	18,249
	948,127	585,765	1,867,987	1,601,880
Third party capital:
Finance income and expenses	185,151	226,078	202,141	263,055
Rental	93,286	75,471	156,870	155,316
Monetary and foreign exchange rate variations	137,662	2,559	145,795	4,015
	416,099	304,108	504,806	422,386
Equity:
Profit for the year	373,173	307,151	373,173	307,151
Total	2,298,839	1,565,350	3,566,205	2,987,899

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

1.        Operations

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange – BM&FBOVESPA (“Bolsa de Valores, Mercadorias e Futuros”) under the code NETC.

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV.

The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

The Company holds 100% interest in the subsidiaries: Net Brasília Ltda., Net Rio Ltda., Net São Paulo Ltda., Reyc Comércio e Participações Ltda., Jacareí Cabo S.A., 614 TVH Vale Ltda., 614 Serviços de Internet Maceió Ltda. and 614 Serviços de Internet João Pessoa Ltda.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

1.        Operations – continued

During 2010, continuing its restructuring process, the Company has merged the net assets of the subsidiaries shown below:

Company	Date of Incorporation	Net assets merged
Net Belo Horizonte Ltda.	11/30/2010	112,183
Net Bauru Ltda.	11/30/2010	19,617
Net Goiania Ltda.	11/30/2010	42,941
Net Ribeirão Preto Ltda.	11/30/2010	61,288
Net Sorocaba Ltda.	11/30/2010	58,284
Net Paraná Comunicação Ltda.	11/30/2010	131,909
Net Campinas Ltda.	11/30/2010	91,908
Net Recife Ltda.	07/31/2010	1,111
Horizonte Sul Comunicações Ltda.	07/31/2010	3,741
ESC90 Telecomunicações Ltda.	07/31/2010	34,819

On September 12, 2011, Statutory Law No.  12485 was enacted, which provides for Audiovisual Communication Conditional Access and regulates the pay-TV industry, regardless of the technology used.

After the above law was ratified by the National Telecommunications Agency (Anatel), no new TV service licenses, authorizations for Television and Audio Signal Broadcasting to Subscribers via Satellite Services – DTH, Multichannel Multipoint Distribution Services - MMDS and Pay Television Special Service shall be granted; the new service model allows only newly created conditional access. Companies have the option to keep the authorizations and concessions up to expiration thereof or can migrate immediately to the new service. The current licenses that were previously renewed automatically for successive periods of 15 years, provided that the conditions were met by Anatel, after the promulgation of the Statutory Law No. 12,485, began to be issued for an indefinite period of use.

In addition, the referred to law introduced a new business model that allows investment of foreign capital and participation of telecommunication companies in the referred to industry and partially revoked Law No. 8977/95, which regulated cable TV services. The newly created business model divides the value chain between production and distribution, whereby companies producing TV program content may not distribute them and distribution companies may not produce TV program content. The referred to law also sets forth the minimum weekly TV program content produced by independent Brazilian companies (not related to broadcasting companies), and the period of time each pay TV channel must broadcast as primetime viewing, as well as the minimum number of channels belonging to Brazilian independent broadcasting companies that should be included in packages offered to pay TV customers. The National Telecommunications Agency (Anatel) and the National Film Agency (Ancine), within the authority vested in them, will ratify the provisions of the referred to law within up to 180 days.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

1.        Operations – continued

The Company entered into an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their articles of incorporation, Level 2 Regulation, provisions of the Brazilian Corporate Law, standards published by the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, regulations of BM&FBOVESPA and other rules applicable to the operation of capital markets in general are to be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

2.        Basis of preparation and presentation of financial statements

The individual and consolidated financial statements of the Company for the years ended December 31, 2011 and 2010 were prepared and presented in accordance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC) and regulations issued by the Brazilian Securities and Exchange Commission (CVM), which are in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), except for the measurement of investments in subsidiaries recorded by the equity method in the controlling company’s financial statements.

The preparation of financial statements requires the use of certain accounting estimates by the Company's management. The financial statements have been prepared on a historical cost basis, except for the valuation of certain assets and liabilities acquired in connection with business combinations and non-financial instruments, which have been measured at fair value.

The consolidated financial statements comprise the financial statements of the Company and its wholly controlled subsidiaries as shown in note 1, which have the same reporting period as that of the parent company and consistent accounting policies.

Subsidiaries are consolidated as from their acquisition dates, which are the dates on which the Company obtained control, and continue to be consolidated until the date such control ceases.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

2. Basis of preparation and presentation of financial statements – continued

The consolidation process entails the line by line consolidation of assets, liabilities, income and expenses, and the elimination of the following:

•        Parent company’s interest in share capital, reserves and retained earnings of subsidiaries;

•        Assets and liabilities resulting from transactions among the group of companies;

•        Revenues and expenses arising from transactions conducted among the group of companies.

The individual financial statements of the Company only differ from IFRS in relation to the investment in subsidiaries by the equity method, whereas under IFRS it should be evaluated at cost or fair value. Moreover, the Brazilian corporate law requires that public companies have to demonstrate value added – DVA (Statement of value added) in their individual and consolidated financial statements, whereas under IFRS, such statements are presented as supplementary information.

The Company has adopted all standards, reviewed standards and interpretations issued by CPC and IASB that were effective for the year ended December 31, 2011.

As from January 1, 2011, the following standards and interpretations became effective: IAS 24 - Related party disclosure (amendment); IFRIC 14 - Prepayments of a minimum funding requirement (amendment); and IFRIC 19 - Extinguishing financial liabilities with equity instruments. The adoption of these standards and interpretations did not impact the financial statements for the year ended December 31, 2011.

Pronouncements IFRS 9 Financial Instruments: Classification and Measurement, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IFRS 13 Fair Value Measurement, IAS 27 Separate Financial Statements (R) and IAS 28 Investments in Associates and Joint Ventures (R) are effective for annual periods beginning on or after January 1, 2013. The Company expects that the adoption of these standards and interpretations does not impact its financial statements.

The Company's Board of Directors has power to amend the financial statements after issued. On February 9, 2012, Board of Directors approved the Company’s individual and consolidated financial statements and authorized disclosure thereof.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3.        Summary of significant accounting policies

3.1 Foreign currency translation

The Company and its subsidiaries are located in and have their entire operations in Brazil.

The financial statements of each subsidiary included in the consolidation of the Company are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment in which it operates. By defining the functional currency of each of its subsidiaries, management considered that the currency significantly influences the selling price of its services, and the currency in which most of the cost of their inputs is paid or incurred. The consolidated financial statements are shown in Brazilian reais (R$), which is the functional and reporting currency of Net Serviços de Comunicação S.A. and all subsidiaries.

Transactions in foreign currencies are initially recorded at the functional currency and recorded based on the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the rate of exchange ruling at the reporting date. Gains and losses arising from difference between translation of the balance of assets and liabilities in foreign currency at year end and the initial translation of the amount of transactions are taken to income statements.

3.2 Revenue recognition

Revenues include subscribers' monthly fees, connection fees, pay-per-view, high-speed data and telephone services. Revenues are recorded when services are provided. Connection fees and direct selling expenses listed are deferred and amortized over the average estimated period that subscribers remain connected to the system.

Deferred revenue relates mainly to the prepayment of rights to use the Company’s fiber optic cable network to provide Net Fone services and rental revenue is released to the income statements over the contractual period. Revenues related to special projects and access to the network are recognized based on the average estimated period subscribers are likely to remain connected to the system.

Rental income arising from operating leases of decoders and modems is accounted for on a straight-line basis over the lease terms.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3.        Summary of significant accounting policies – continued

3.2 Revenue recognition – continued

For all financial instruments measured at amortized cost and interest bearing financial assets, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the income statements.

3.3 Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are adjusted to their present value as are short-term items, if the effect is considered relevant in relation to the financial statements taken as a whole. The adjustment to present value is calculated taking into account contractual cash flows and the explicit interest rate, or implicit rate in some cases, for these assets and liabilities. Based on the analyses carried out and management’s best estimate, the Company concluded that present value adjustment of current monetary assets and liabilities is not significant in relation to the overall financial statements, as such no adjustment has been recorded.

3.4    Cash and cash equivalents

Cash and cash equivalents include cash, credit balances in bank accounts and highly liquid investments, readily convertible in a known cash amount, with insignificant risk of change in value. These investments are carried at cost plus interest to the date of the balance sheet and measured at fair value, with gain or loss recorded in the income statements.

3.5 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and are non interests bearing. The allowance for doubtful accounts is established on the basis of the subscriber’s history of default and its amount is deemed sufficient to cover losses in the realization of accounts receivable. The average term for receipt from subscribers is approximately 30 days and any outstanding receivable older than 180 days is written off.

The allowance for doubtful accounts is comprised, substantially, of account balances which are 90 to180 days in arrears.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.6 Inventories

Inventories are stated at the lower of net realizable value (estimated selling price in the ordinary course of business less estimated selling costs) and average cost. Provisions for slow moving or obsolete inventory items are made as necessary by management.

3.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost net of depreciation, and impairment losses, if applicable. The cable network includes capitalized amounts related to services costs and other expenses incurred during the construction period.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as disclosed in note 14. Subsequent costs are included in the residual value of the fixed asset or recognized as a specific item, as applicable, only if the economic benefits associated with these items are probable and the amounts are reliably measured. The net book value of any replaced item is written-off.

Other repairs and maintenance are recognized directly in the income statement when incurred.

The residual values and estimated useful lives of assets are reviewed and adjusted prospectively, when necessary.

3.8 Intangible assets

Intangible assets are assessed as having finite or indefinite estimated useful lives. The cost of intangible assets acquired in a business combination is the fair value on the date of acquisition.

Intangible assets that have finite useful lives are amortized over their estimated useful lives, as disclosed in note 15.

The estimated useful lives of intangible assets with finite useful lives are reviewed at the end of each reporting period. The amortization expense of intangible assets with finite lives is recognized in the income statements in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are not amortized; instead they are tested for impairment annually at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired. The estimated useful lives are annually reviewed and any change would be recorded prospectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.9 Provision for impairment of long-lived assets

In accordance with IAS 36 and CPC 01, the Company considers the impairment of long-lived assets, including property and equipment and intangible assets. At each financial statement date, the Company assesses whether there are any indicators that an asset may be impaired. If such indicators are identified, the Company estimates the recoverable value of the asset. The recoverable value of an asset is the higher of: (a) fair value less costs that would be incurred to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) arising from the continuous use of the asset to the end of its useful life.

Irrespective of the presence of indicators of impairment, goodwill and intangible assets with indefinite useful lives are tested for recovery at least once a year.

When the net book value of an asset exceeds its recoverable value, the impairment loss is recognized in the income statements.

Except for the impairment of goodwill, reversal of losses previously recorded is allowed. The reversal in these circumstances is limited to the depreciated balance of the asset as at the date of reversal, assuming that the reversal has not been registered.

3.10 Business combinations and goodwill

Business combinations are recognized using the acquisition method. The cost of the acquisition is the fair value of assets and equity instruments paid and liabilities assumed on the date of acquisition. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value on the acquisition date.

Goodwill represents the excess of acquisition cost over the net fair value of assets acquired, liabilities assumed and identifiable contingent liabilities of an acquired subsidiary, at the acquisition date. If the cost of acquisition is less than the fair value of net assets acquired, the difference is recognized directly in the income statements.

There have been no business combinations for the years ended December 31, 2011 and 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.11 Income tax

Income tax and social contribution

The statutory rates applicable for federal income taxes and social contribution are 15% plus an additional 10% over R$240 for income tax and 9% for social contribution. Income taxes and social contribution are recognized on the accrual basis.

Deferred taxes are recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. However, deferred income and social contribution taxes are not recognized when generated upon initial recording of assets and liabilities in operations not affecting the tax bases, excepting the case of business combinations. Deferred tax assets and liabilities are calculated using the tax rates applicable to taxable income in years in which these temporary differences should be realized based on tax rates that have been enacted at the reporting date.

A deferred tax asset shall be recognized for the tax loss carryforward and temporary differences to the extent that it is probable that future taxable profit will be available against which the tax loss carryforward and temporary differences can be utilized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if: (a) a legally enforceable right exists to set off current tax assets against current income tax liabilities, and (b) the deferred taxes assets and the deferred tax liabilities are related to the income tax charged by the same tax authority (i) in the same taxable entity; or (ii) in different taxable entities that intend to settle tax liabilities and tax assets on a net basis, or realize assets and settle liabilities simultaneously, in each future period in which it is expected that significant amounts of deferred tax assets or tax liabilities can be settled or recovered.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

Tax on services rendered

Revenues, expenses and assets are recognized net of tax on services rendered, except:

•           Where the taxes on services rendered incurred on a purchase of assets or services is not recoverable from the tax authorities, in which case the tax on services rendered is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

•           Receivables and payables that are stated with the amount of  tax on services included; and

•           The net amount of tax on services rendered recoverable from, or payable to, the tax authorities is included as part of receivables or payables in the balance sheet.

3.12 Provisions

The Company recognizes provisions, which involves management’s significant judgments related to tax, labor, and civil contingencies and respective lawyers’ fees, as a result of a past event, in which it is probable that an outflow of economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. The Company is subject to various legal, civil and labor proceedings during the normal course of its operations. The Company’s probability loss assessment includes the available evidences, hierarchy of the laws, available jurisprudence, as well as opinion of legal advisers. Provisions are reviewed and adjusted to consider changes in circumstances as statute of limitations, conclusions of tax audits or additional circumstances identified in base of new subjects or court decisions. The outcome can be different from the management’s estimates.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13             Financial instruments – initial recognition and subsequent measurement

      (i) Financial assets

Initial recognition and measurement

Financial assets are classified as: i) financial assets at fair value through profit or loss; ii) receivables; iii) held-to-maturity investments; or iv) available-for-sale financial assets. The Company determines the classification of its financial assets at initial recognition when it becomes a party to the contractual provisions of the instrument.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, other current assets and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss are stated in the balance sheet at fair value, with the related gains and losses recognized in the income statement. In December 31, 2011 and 2010, financial assets classified at fair value through profit or loss refers to derivative financial instruments.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that incurred. The amortization based on the effective interest rate method is included in finance income in the income statements. Losses arising from impairment are recognized in the income statements in finance costs. As of December 31, 2011 and 2010, financial assets classified as receivables are trade accounts receivable.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement –         continued

(i) Financial assets – continued

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity. As of December 31, 2011 and 2010, the Company did not have any held-to-maturity investments.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are neither classified as financial assets at fair value through profit or loss, receivables or held-to-maturity investments. Available-for-sale financial assets include equity instruments and debt securities. As of December 31, 2011 and 2010, the Company did not have any available-for-sale financial assets.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•  The rights to receive cash flows from the asset have expired;

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control over the asset.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(i) Financial assets – continued

Derecognition – continued

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control over the asset, the asset is recognized to the extent of the Company’s continuing involvement with the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

(ii) Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(ii) Impairment of financial assets

Financial assets carried at amortized cost – continued

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statements. Interest income continues to be computed on the reduced carrying amount based on the and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the statements of comprehensive income.

Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in the statements of comprehensive income.

      (iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss or loans and borrowings. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include trade accounts payable, accounts payable – programming suppliers, other current liabilities, debt and derivative financial instruments.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

 (iii) Financial liabilities – continued

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include derivative financial instruments. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on liabilities held for trading are recognized in the statements of comprehensive income. As of December 31, 2011 and 2010, the Company did not have any available-for-sale financial liabilities.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statements when the liabilities are derecognized, as well as during the amortization process through the effective interest rate method. As of December 31, 2011 and 2010, the Company had its debt instruments classified and loans and borrowings.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(iv) Derivative financial instruments

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company uses derivative financial instruments such as forward currency contracts and interest rate swaps. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are taken directly to the income statements. Derivative instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the underlying contracted cash flows.

(v) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(vi) Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in notes 25 and 26.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.14 Lease agreements

Leases in which substantially all the risks and ownership of the asset are not assumed by the Company are classified as operating leases. Operating lease payments are recorded in the income statements on a straight-line basis over the lease terms.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

3.15 Operating segments

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. Since all decisions are made on the basis of consolidated reports, all services are provided using the same cable network, there are no managers responsible for any specific element of the business, and all decisions relating to strategic planning, finance, purchasing, investment and liquidity application are made on a consolidated basis, the Company has concluded it has a single reportable segment.

3.16 Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates.

These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.16    Significant accounting judgments, estimates and assumptions – continued

a) Deferred income taxes

The amount of deferred income tax assets, as described in note 12, is reviewed at each reporting date and reduced by the amount that is no longer recoverable through estimates of future taxable income. Amounts reported involve considerable exercise of judgment by management and future taxable income may be higher or lower than the estimates considered when valuing a deferred tax asset.

b) Valuation of assets acquired and liabilities assumed in business combinations

In recent years, the Company entered into certain business combinations. Under IFRS 3 and CPC 15, the Company must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party valuation consultants to assist in valuing the assets and liabilities.

The valuation assumptions include estimates of discounted cash flow and discount rates. Use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed.

c) Impairment test

The Company evaluates the existence of any impairment indicator for all long-lived assets in each closing date. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and when there are indicators of loss. Recoverable amounts are determined based on value in use calculations, using the premises of the discounted cash flows established by the management. Such calculations require the use of estimates, as detailed in note 15.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.16            Significant accounting judgments, estimates and assumptions – continued

d) Provisions

Provisions, as described in note 21, are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of embodying economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. If the effect of time value of money is material, provisions are discounted using the current rate that reflects, where appropriate, the specific, risks for to the liability. When discounted the increase in provision due to passage of time is recognized as a finance expense.

3.17 Statement of Value Added (DVA)

The statements of value added were prepared and presented in accordance with CVM Resolution no. 557 of 12 November 2008, which approved CPC 9 – Statement of Value Added, issued by the CPC.

4. Net revenues

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Gross revenues	4,337,908	2,561,545	8,345,397	7,101,588
Taxes on rendering of services	(717,502)	(445,178)	(1,391,961)	(1,259,841)
Discounts and cancellations	(140,808)	(169,950)	(257,551)	(436,078)
Net revenues	3,479,598	1,946,417	6,695,885	5,405,669

Taxes on rendering of services consist primarily of ICMS – Value Added on Sales and Services (10% on pay tv services and 25% to 30% in broadband), ISS - municipal tax on rendering of services (2% to 5%), besides the federal contributions related to PIS (0.65% or 1.65%) and COFINS (3% or 7.60%).

All the Company’s revenues are generated in Brazil.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

5. Cost of services rendered

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Programming costs	(675,723)	(355,202)	(1,515,728)	(1,262,083)
Materials and maintenance	(35,052)	(21,640)	(74,672)	(62,785)
Personnel	(286,294)	(193,279)	(463,931)	(385,621)
Pole rental	(55,806)	(34,398)	(84,100)	(70,457)
Depreciation	(381,350)	(196,300)	(757,149)	(600,911)
Amortization	(118,682)	(85,631)	(166,347)	(166,284)
Third party service	(204,294)	(93,284)	(475,873)	(393,341)
Network electrical power	(28,582)	(16,825)	(44,040)	(27,495)
Telecommunications	(204,141)	(113,421)	(312,224)	(246,332)
Other	(141,174)	(49,872)	(252,887)	(131,509)
	(2,131,098)	(1,159,852)	(4,146,951)	(3,346,818)

6. Finance results

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Finance Income:
Interest on loans to subsidiaries and associated companies	32,613	16,866	-	-
Interest on cash and cash equivalents	35,143	56,333	77,369	84,585
Interest on prepaid rights for use	35,012	23,947	49,224	46,672
Interests and fines on late monthly payments	22,559	12,507	39,043	31,938
Interest on tax credits	6,339	3,906	7,520	5,226
Discounts obtained	554	481	619	616
Other	73	-	1,626	317
	132,293	114,040	175,401	169,354

Finance Expenses:
Finance charges on loans and debentures	(145,481)	(154,665)	(173,071)	(183,710)
Monetary exchange rate variation on debt	(68,950)	37,646	(68,950)	37,646
Finance charges and monetary exchange (*)	(114,109)	(44,471)	(138,827)	(75,215)
Finance charges on provisions for contingencies	1,633	(10,686)	661	(10,580)
Losses on derivatives financial intruments	(16,978)	(65,915)	(16,978)	(65,915)
IOF tax on intercompany transactions	(9,247)	(13,967)	(12,949)	(23,343)
PIS and COFINS taxes on interest income	(8,515)	(9,863)	(9,598)	(11,041)
Interest on suppliers and taxes	(1,349)	(3,783)	(1,770)	(4,895)
Discounts extended	(10,568)	(6,395)	(18,402)	(15,107)
Other	(24,641)	(7,289)	(36,002)	(7,262)
	(398,205)	(279,388)	(475,886)	(359,422)
Total	(265,912)	(165,348)	(300,485)	(190,068)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

6. Finance results – continued

(*) During the year ended December 31, 2011, finance charges and monetary exchange included, respectively (i) R$28,726 (R$17,626 at December 31, 2010) in the controlling company and R$50,609 and (R$47,984 at December 31, 2010) in the consolidated, related to interest expenses referring to prepayment of the indefeasible Right to Use (IRU) with Empresa Brasileira de Telecomunicações S.A. (“Embratel”), a related party (note 20); and (ii) R$85,383 (R$26,845 at December 31, 2010), in the controlling company and R$88,218 (R$27,231 at December 31, 2010) in the consolidated, related to interest expense and US Dollar exchange variation related to amounts borrowed from Banco Inbursa S.A., a related party, and interest expense paid to Embratel.

7. Expenses by nature

The Company presents its income statements by function. The table below shows details by nature:

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Programming costs	(675,723)	(355,202)	(1,515,728)	(1,262,083)
Other costs	(414,950)	(236,157)	(669,279)	(538,577)
Third party service	(529,838)	(272,994)	(973,701)	(795,416)
Depreciation and amortization	(613,817)	(387,129)	(1,061,896)	(901,225)
Payroll expenses	(619,241)	(427,668)	(901,171)	(750,843)
Other	(239,454)	(82,208)	(694,181)	(499,466)
	(3,093,023)	(1,761,358)	(5,815,956)	(4,747,610)
Classified as:
Cost of services rendered	(2,131,098)	(1,159,852)	(4,146,951)	(3,346,818)
Selling expenses	(428,606)	(241,823)	(720,030)	(594,470)
General and administrative expenses	(537,333)	(380,576)	(920,177)	(792,597)
Other	4,014	20,893	(28,798)	(13,725)
	(3,093,023)	(1,761,358)	(5,815,956)	(4,747,610)

8.  Cash and cash equivalents

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Cash and banks	15,447	21,865	32,346	43,227
Banking deposit certificates	3,334	3,567	3,417	15,297
Investment funds	372,857	575,582	685,415	763,036
	391,638	601,014	721,178	821,560

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

8. Cash and cash equivalents – continued

Bank deposit certificates (CDBs) earn an average of 100 % of the Interbank Certificate of Deposit (CDI) rate (10.87% in 2011 and 10.64% in 2010. CDBs are highly liquid investments issued by first-line banks with floating interest rates based on the CDI rate. The Company has immediate and total access to these CDBs.

Investment funds are represented by quotas in exclusive investment funds whose assets are mainly CDBs and government bonds. The Company has immediate and total access to these funds.

9. Trade receivables

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Trade receivables	293,046	205,431	565,709	395,465
(-) Allowance for doubtful accounts	(32,328)	(27,244)	(57,998)	(44,560)
	260,718	178,187	507,711	350,905

Breakdown of trade receivables is as follows:

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Due	155,925	102,519	308,956	211,820

Overdue:
Up to 30 days	88,726	62,760	168,521	116,939
31 – 60 days	12,479	11,531	21,807	18,580
61 – 90 days	9,768	6,864	17,797	11,628
91- 180 days	26,148	21,757	48,628	36,498
	293,046	205,431	565,709	395,465

The average term for receipt of subscriptions receivable is approximately 30 days. The allowance for doubtful accounts is mainly comprised by amounts overdue from 90 to 180 days. Amounts overdue by more than 180 days are written off.

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling company	Consolidated
Balances at December 31, 2009	(16,459)	(42,171)
Additions	(23,865)	(41,311)
Write-offs	13,080	38,922
Balances at December 31, 2010	(27,244)	(44,560)
Additions	(28,139)	(52,071)
Write-offs	23,055	38,633
Balances at December 31, 2011	(32,328)	(57,998)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

10. Inventories

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Material for network maintenance	11,551	23,314	17,626	32,379
Material for technical assistance	11,884	11,480	35,509	49,671
	23,435	34,794	53,135	82,050

In the year ended December 31, 2011, R$35,052 (R$21,640 in 2010) consumed for materials related to maintenance of networks and technical assistance, which were recorded in cost of services rendered in the controlling company and R$74,672 (R$62,785 in 2010) in the consolidated basis.

11. Judicial deposits

The Company has judicial deposits related to labor, civil, tax and social security claims, as follows:

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Labor	7,043	8,885	11,927	13,754
Civil	2,261	1,664	4,036	2,519
Lease of poles and ducts	25,934	21,354	25,934	21,354
Copyrights – ECAD	7,580	5,794	33,682	25,633
Tax	17,185	15,545	21,759	16,976
Social security	-	-	-	3,499
	60,003	53,242	97,338	83,735

12. Income tax

a.      Income tax and social contribution

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current income tax and social contribution expenses	(1,623)	2,093	(99,911)	(78,063)

Deferred income tax and social contribution on:
Tax credit on goodwill	-	-	(42,721)	(31,332)
Goodwill	(90,411)	(89,259)	(90,411)	(89,259)
Amortization of property, equipment and intangible assets	16,120	17,073	16,120	17,073
Other temporary differences	3,606	28,163	10,652	20,741
Total deferred income tax and social contribution	(70,685)	(44,023)	(106,360)	(82,777)
Total income tax and social contribution expense	(72,308)	(41,930)	(206,271)	(160,840)

The statutory rates applicable for federal income tax and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34% in 2011 and 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

12. Income tax – continued

a.      Income tax and social contribution – continued

Amounts reported as income tax expense in the income statements are reconciled to the statutory rates as follows:

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Income before income tax and social contribution	445,481	349,081	579,444	467,991

Income tax and social contribution at the nominal rate of 34%	(151,464)	(118,688)	(197,011)	(159,117)

(Additions) / exclusions:
Income tax and social contribution equity pick-up	110,438	111,986	-	-
Income tax and social contribution on interest on equity	(26,438)	(32,901)	-	-
Income tax and social contribution on permanently non-deductible expenses	(1,260)	(1,009)	(2,991)	(2,623)

Other reconciling items:
Unrecorded benefit from current year tax losses	(28,579)	(54,318)	(32,646)	(59,338)
Income tax and social contribution offset for the year, whose deferred tax assets were not recognized in prior years	-	-	-	7,825
Recognition of deferred income taxes and social contribution on temporary differences, including temporary differences generated in prior years	24,811	50,477	22,636	45,614
Other	184	2,523	3,741	6,799
Income tax and social contribution for the year	(72,308)	(41,930)	(206,271)	(160,840)
Effective tax rate	(16.23%)	(12.01%)	(35.60%)	(34.37%)

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to off-set future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income.

Deferred tax assets are recognized on tax losses and negative calculation bases for the social contribution taxes are supported by projections of taxable income based on technical feasibility studies. These studies consider the history of profitability of the Company and its subsidiaries and the prospect of maintaining current profitability in the future as the basis for estimated recovery of credits within a period of not more than 10 years. The remaining deferred tax assets, which are based on temporary differences, mainly tax contingencies and provisions for losses, were recognized based on expectations for their realization.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

12.  Income tax – continued

b.      Deferred and recoverable tax

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Recoverable tax:
Withhold income tax	32,529	36,996	46,870	38,515
Recoverable Federal tax	33,882	55,029	43,250	66,052
Recoverable State tax	28,268	17,471	29,889	17,572
Other	1,014	562	1,297	762
	95,693	110,058	121,306	122,901
Current	91,633	17,097	115,717	28,385
Non-current	4,060	92,961	5,589	94,516

Deferred taxes:

Income taxes:
Net operating losses carryforward	-	-	186,725	218,239
Temporary differences
Provisions	90,236	91,714	102,870	102,762
Allowance for doubtful accounts	8,848	11,678	16,312	19,712
Provision for profit sharing	29,493	19,588	38,732	25,140
Foreign exchange and derivative losses	3,132	12,714	3,132	12,714
Property, equipment, inventories and trade accounts payables	27,991	21,324	31,613	24,585
Tax credit on business combinations	(70,976)	(4,497)	(70,976)	(4,497)
Intangible	(112,070)	(123,805)	(112,070)	(123,805)
Property, plant and equipment	1,138	1,967	1,138	1,967
Other	230	(686)	(181)	(1,215)
	(21,978)	29,997	10,570	57,363

	(21,978)	29,997	197,295	275,602
Social contribution:
Net operating losses carryforward		-	69,891	81,098
Temporary differences
Provisions	32,485	33,017	37,033	36,994
Allowance for doubtful accounts	3,185	4,204	5,872	7,076
Provision for profit sharing	10,617	7,052	13,944	9,050
Foreign exchange and derivative losses	1,127	4,577	1,127	4,577
Property, equipment, inventories and trade accounts payables	10,077	7,676	11,381	8,850
Tax credit on business combinations	(25,552)	(1,619)	(25,552)	(1,619)
Intangible	(40,345)	(44,570)	(40,345)	(44,570)
Property, plant and equipment	410	708	410	708
Other	84	(247)	(64)	(414)
	(7,912)	10,798	3,806	20,652

	(7,912)	10,798	73,697	101,750

	(29,890)	40,795	270,992	377,352

Deferred tax assets	217,498	225,049	518,993	562,423
Deferred tax liabilities	(247,388)	(184,254)	(248,001)	(185,071)

	(29,890)	40,795	270,992	377,352

To conform with the presentation adopted in the current year, the comparative balance of deferred income tax and social contribution liabilities as of December 31, 2010 (R$184,254 in the controlling company and R$185,071 in the consolidated), formerly shown separately in the balance sheet, were reclassified to offset the balance of deferred income tax and social contribution assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

12. Income tax – continued

b.            Deferred and recoverable tax – continued

	Controlling company	Consolidated
Changes in deferred income tax and social contribution	Temporary differences	Net operating losses carry forward	Temporary differences	Total
Balances at December 31, 2009	84,803	330,669	127,331	458,000
Additions	10,681	-	46,374	46,374
Reductions	(54,689)	(31,332)	(95,690)	(127,022)
Balances at December 31, 2010	40,795	299,337	78,015	377,352
Additions	-	-	20,713	20,713
Reductions	(70,685)	(42,721)	(84,352)	(127,073)
Balances at December 31, 2011	(29,890)	256,616	14,376	270,992

Estimated realization of deferred tax assets is determined based on the projection of future taxable income, as follows:

	Controlling company	Consolidated
2012	161,349	240,525
2013	13,475	71,397
2014	9,169	109,223
2015	7,953	40,655
2016 to 2021	25,552	57,193
	217,498	518,993

The estimates for recovery of deferred tax assets are reviewed at least once a year and are based on projections of taxable income considering several financial and business assumptions prevailing at 2011 that are the same used for the assessment of recovery of assets disclosed in note15. Consequently, these estimates may not realize in the future as expected due to the uncertainties inherent in these forecasts.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

12. Income tax – continued

b.     Deferred and recoverable tax – continued

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling company						Consolidated
12/31/2011			12/31/2010			12/31/2011			12/31/2010
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

1,792,251	2,227,470	-	1,692,494	2,207,092	-	2,803,040	3,258,005	-	2,817,601	3,350,400	-

Tax credit (25%/9%)

448,063	200,472	648,535	423,124	198,638	621,762	700,760	293,220	993,980	704,400	301,536	1,005,936

Recognized tax credit

-	-	-	-	-	-	(186,725)	(69,891)	(256,616)	(218,239)	(81,098)	(299,337)

Non-recognized tax credit

448,063	200,472	648,535	423,124	198,638	621,762	514,035	223,329	737,364	486,161	220,438	706,599

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

13. Investments

Detailed information about the composition and changes of investments are as follows:

a) Continuity schedule of investments

Companies	Balances on 12/31/2009	Acquisitions (*)	Capital increase	Write-offs by mergers	Interest on own capital	Dividends	Equity	Balances on 12/31/2010
Investments in subsidiaries:
Net São Paulo Ltda.	830,080	-	-	-	(36,631)	(180,000)	181,596	795,045
Net Rio Ltda.	624,264	-	-	-	(33,629)	-	92,478	683,113
Net Paraná Comunicações Ltda.	120,793	-	-	(131,909)	(5,973)	-	17,089	-
Net Brasília Ltda.	-	114,780	-	-	(5,796)	-	2,790	111,774
Reyc Comércio e Participações Ltda.	53,091	-	-	-	-	-	(1,146)	51,945
Net Ribeirão Preto Ltda.	47,202	-	-	(61,289)	(2,360)	-	16,447	-
Net Sorocaba Ltda.	44,936	-	-	(58,284)	-	-	13,348	-
Net Goiânia Ltda.	40,294	-	-	(42,941)	(2,016)	-	4,663	-
ESC 90 Telecomunicações Ltda.	31,434	-	-	(34,819)	-	-	3,385	-
Other	35,508	212,852	4,000	(228,559)	(10,364)	-	(1,280)	12,157
	1,827,602	327,632	4,000	(557,801)	(96,769)	(180,000)	329,370	1,654,034

Companies	Balances on 12/31/2010	Capital increase	Interest on equity	Dividends	Equity	Balances on 12/31/2011
Investments in subsidiaries:
Net São Paulo Ltda.	795,045	-	(47,574)	(188,000)	241,591	801,062
Net Rio Ltda.	683,113	(327,632)	(22,914)	-	84,609	417,176
Net Brasília Ltda.	111,774	-	(6,706)	-	6,235	111,303
Reyc Comércio e Participações Ltda.	51,945	-	-	-	(11,907)	40,038
Other	12,157	-	(566)	-	4,290	15,881
	1,654,034	(327,632)	(77,760)	(188,000)	324,818	1,385,460

(*) In connection with the Company’s corporate restructuring plan established in 2009, during the third quarter of 2010, the Company acquired from its subsidiary Net Rio Ltda,, by its book value, full interest in the subsidiaries Net Belo Horizonte Ltda,, Net Brasília Ltda, and Net Campinas amounting to R$327,632, which was recorded as current related parties liabilities and no goodwill/negative goodwill or impact in the income statements will be recognized. In March 31, 2011, Net Rio Ltda, reduced its capital for R$327,632 and wrote-off the related accounts receivable with no impact in the income statements.

b) Information related to subsidiaries

	12/31/2011							12/31/2010
Subsidiaries:	Number of shares (thousand)	Assets	Liabilities	Stock holders´ equity	Net revenue	Net income/(loss) for the year	Effect on the controlling company’s results	Effect on the controlling company’s results
Net São Paulo Ltda.	43,972	2,046,099	1,245,037	801,062	2,049,118	241,591	241,591	181,596
Net Rio Ltda.	20,000,000	847,603	430,427	417,176	974,065	84,609	84,609	92,478
Net Brasília Ltda.	8,872,670	313,720	202,417	111,303	266,715	6,235	6,235	2,790
Reyc Comércio e Participações Ltda.	3,420	185,667	145,629	40,038	267,466	(11,907)	(11,907)	(1,146)
Other	-	28,546	12,665	15,881	14,104	4,290	4,290	53,652
						324,818	324,818	329,370

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

14. Property, plant and equipment
	Controlling company
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2009	1,726,979	91,275	21,954	17,003	34,053	2,757	13,598	2,578	1,910,197
Additions	430,187	4,587	383	696	1,608	57	3,590	2,732	443,840
Mergers	1,284,850	15,348	5,374	4,866	22,422	879	8,720	2,484	1,344,943
Transfers	6,120	477	172	50	(43)	129	3	-	6,908
Write-offs	(34,567)	(595)	-	(41)	(23)	(619)	(94)	-	(35,939)
Balances at December 31, 2010	3,413,569	111,092	27,883	22,574	58,017	3,203	25,817	7,794	3,669,949
Additions	863,507	13,934	198	886	1,368	219	2,596	-	882,708
Transfers	(2,614)	11	27	207	129	-	46	1	(2,193)
Write-offs	(17,208)	(2,974)	-	(16)	-	(442)	(14)	-	(20,654)
Balances at December 31, 2011	4,257,254	122,063	28,108	23,651	59,514	2,980	28,445	7,795	4,529,810

Accumulated depreciation
Depreciation rate per annum	8.33 a 20%	20 a 33.33%	10%	10%	4 a 25%	20%	20%
Balances at December 31, 2009	(895,994)	(64,328)	(14,148)	(10,520)	(14,848)	(2,360)	(5,626)	121	(1,007,703)
Additions	(190,347)	(13,105)	(1,952)	(1,439)	(1,939)	(253)	(2,686)	-	(211,721)
Depreciation for incorporation	(680,855)	(12,245)	(4,448)	(3,188)	(11,627)	(729)	(4,785)	-	(717,877)
Transfers	(2,899)	32	(31)	(7)	13	(118)	(1)	-	(3,011)
Write-offs	30,776	595	-	18	13	503	95	-	32,000
Balances at December 31, 2010	(1,739,319)	(89,051)	(20,579)	(15,136)	(28,388)	(2,957)	(13,003)	121	(1,908,312)
Additions	(373,567)	(13,851)	(1,765)	(1,291)	(2,950)	(142)	(4,371)	-	(397,937)
Transfers	50	-	-	-	-	-	(46)	-	4
Write-offs	15,872	2,972	-	16	-	425	10	-	19,295
Balances at December 31, 2011	(2,096,964)	(99,930)	(22,344)	(16,411)	(31,338)	(2,674)	(17,410)	121	(2,286,950)

Net balances at December 31, 2009	830,985	26,947	7,806	6,483	19,205	397	7,972	2,699	902,494
Net balances at December 31, 2010	1,674,250	22,041	7,304	7,438	29,629	246	12,814	7,915	1,761,637
Net balances at December 31, 2011	2,160,290	22,133	5,764	7,240	28,176	306	11,035	7,916	2,242,860

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

14. Property, plant and equipment – continued

	Consolidated
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2009	5,633,190	133,048	43,709	28,442	83,960	5,093	40,924	5,411	5,973,777
Additions	1,149,341	6,115	1,180	2,411	11,157	57	9,418	2,732	1,182,411
Transfers	(93)	3	(27)	32	(15)	-	-	-	(100)
Write-offs	(108,906)	(854)	-	(42)	(23)	(994)	(176)	-	(110,995)
Balances at December 31, 2010	6,673,532	138,312	44,862	30,843	95,079	4,156	50,166	8,143	7,045,093
Additions	1,558,537	15,488	660	1,658	2,737	555	4,348	-	1,583,983
Transfers	(1,452)	93	28	298	322	-	48	1	(662)
Write-offs	(48,079)	(3,836)	-	(28)	-	(808)	(206)	-	(52,957)
Balances at December 31, 2011	8,182,538	150,057	45,550	32,771	98,138	3,903	54,356	8,144	8,575,457

Accumulated depreciation
Depreciation rate per annum	8.33 a 20%	20 a 33.33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2009	(2,994,474)	(94,916)	(31,901)	(17,719)	(43,778)	(3,943)	(20,511)	502	(3,206,740)
Additions	(593,672)	(17,868)	(2,766)	(2,081)	(4,351)	(497)	(7,045)	-	(628,280)
Transfers	62	(25)	(9)	(5)	14	-	-	-	37
Write-offs	110,299	854	-	19	13	878	177	-	112,240
Balances at December 31, 2010	(3,477,785)	(111,955)	(34,676)	(19,786)	(48,102)	(3,562)	(27,379)	502	(3,722,743)
Additions	(746,430)	(16,701)	(2,294)	(1,785)	(5,180)	(299)	(7,838)	-	(780,527)
Transfers	46	-	-	-	-	-	(46)	-	-
Write-offs	45,728	3,834	-	24	-	791	202	-	50,579
Balances at December 31, 2011	(4,178,441)	(124,822)	(36,970)	(21,547)	(53,282)	(3,070)	(35,061)	502	(4,452,691)

Net balances at December 31, 2009	2,638,716	38,132	11,808	10,723	40,182	1,150	20,413	5,913	2,767,037
Net balances at December 31, 2010	3,195,747	26,357	10,186	11,057	46,977	594	22,787	8,645	3,322,350
Net balances at December 31, 2011	4,004,097	25,235	8,580	11,224	44,856	833	19,295	8,646	4,122,766

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

14. Property, plant and equipment– continued

At December 31, 2011, R$155,308 (R$140,204 at December 31, 2010) in the controlling company and R$155,364 (R$140,470 at December 31, 2010) in the consolidated from property, plant and equipment were provided as a guarantee of certain legal actions and labor claims.

During the year ended December 31, 2011, the Company transferred R$81,122 from inventories to property, plant and equipment in the controlling company (R$49,486 the year ended December 31, 2010) and R$105,592 in the consolidated basis (R$83,983 the year ended December 31, 2010).

At December 31, 2011 the Company did not identify an indication that the property, plant and equipment may be impaired, as required by IAS 36/CPC 01 (R1) Impairment of assets.

15. Intangible assets

	Controlling company
	Indefinite useful life		Defined useful life
Cost	Goodwill	Licenses	Software	Customer portfolio	Other	Total
Balances at December 31, 2009	1,960,858	463,251	309,664	289,223	2,405	3,025,401
Additions	-	-	45,120	-	-	45,120
Company Incorporation	547	33,335	35,860	15,144	-	84,886
Transfers	-	-	90	-	-	90
Write-offs	-	-	(16,478)	-	-	(16,478)
Balances at December 31, 2010	1,961,405	496,586	374,256	304,367	2,405	3,139,019
Additions	-	-	49,354	-	7,384	56,738
Transfers	-	-	2,725	-	512	3,237
Write-offs	-	-	(9,685)	-	-	(9,685)
Balances at December 31, 2011	1,961,405	496,586	416,650	304,367	10,301	3,189,309

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balances at December 31, 2009	(211,703)	(57,860)	(208,387)	(137,799)	(1,100)	(616,849)
Additions	-	-	(35,255)	(49,255)	(440)	(84,950)
Depreciation for incorporation	(359)	(1,806)	(16,216)	(2,734)	-	(21,115)
Transfers	-	-	(37)	-	-	(37)
Write-offs	-	-	16,478	-	-	16,478
Balances at December 31, 2010	(212,062)	(59,666)	(243,417)	(189,788)	(1,540)	(706,473)
Additions	-	-	(46,470)	(50,728)	(511)	(97,709)
Transfers	-	-	87	-	(87)	-
Write-offs	-	-	9,685	-	-	9,685
Balances at December 31, 2011	(212,062)	(59,666)	(280,115)	(240,516)	(2,138)	(794,497)

Net balances at December 31, 2009	1,749,155	405,391	101,277	151,424	1,305	2,408,552
Net balances at December 31, 2010	1,749,343	436,920	130,839	114,579	865	2,432,546
Net balances at December 31, 2011	1,749,343	436,920	136,535	63,851	8,163	2,394,812

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

15. Intangible assets– continued

	Consolidated
	Indefinite useful life		Defined useful life
Cost	Goodwill	Licenses	Software	Customer portfolio	Other	Total
Balances at December 31, 2009	1,928,616	438,726	430,875	304,367	8,107	3,110,691
Additions	-	-	67,484	-	-	67,484
Transfers	-	-	100	-	-	100
Write-offs	-	-	(20,380)	-	-	(20,380)
Balances at December 31, 2010	1,928,616	438,726	478,079	304,367	8,107	3,157,895
Additions	-	-	68,826	-	7,384	76,210
Transfers	-	-	2,678	-	682	3,360
Write-offs	-	-	(10,480)	-	-	(10,480)
Balances at December 31, 2011	1,928,616	438,726	539,103	304,367	16,173	3,226,985

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balances at December 31, 2009	(178,742)	(1,806)	(261,070)	(139,061)	(6,844)	(587,523)
Additions	-	-	(53,601)	(50,727)	(448)	(104,776)
Transfers	-	-	(36)	-	-	(36)
Write-offs	-	-	20,380	-	-	20,380
Balances at December 31, 2010	(178,742)	(1,806)	(294,327)	(189,788)	(7,292)	(671,955)
Additions	-	-	(64,294)	(50,728)	(522)	(115,544)
Transfers	-	-	169	-	(169)	-
Write-offs	-	-	10,480	-	-	10,480
Balances at December 31, 2011	(178,742)	(1,806)	(347,972)	(240,516)	(7,983)	(777,019)

Net balances at December 31, 2009	1,749,874	436,920	169,805	165,306	1,263	2,523,168
Net balances at December 31, 2010	1,749,874	436,920	183,752	114,579	815	2,485,940
Net balances at December 31, 2011	1,749,874	436,920	191,131	63,851	8,190	2,449,966

The Company has goodwill arising from the excess of the purchase price over the fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability.

The licenses acquired in connection with business combinations and accounted for based on their fair values at their acquisition date are not amortizedonce they have anindefinite useful life. This indefinite useful life was determined based on the fact that these licenses are automatically renewable if the Company meets the mandatory requirements of Anatel. Brazilian law guarantees renewal of these licenses and the Company has interest in extending them indefinitely.

Intangible assets with indefinite useful life are represented mainly by rights to use software internally developed together with specialized companies, adapted for use of the Company based on existing softwares available in the market, which are amortized over 60 months, and by the customer portfolio, which is amortized over 72 months or the average estimated period that subscribers remain connected to the system.

The Company tests its goodwill for impairment at least annually based on its value in use using the discounted cash flow model on the lowest appropriate cash-generating unit. The Company operates in a single segment and has a single cash generating unit since it uses a single cable system to provide all of its services to its customers and all decisions taken are based on consolidated financial and operating data. The amortization expense is recorded as general and administrative expenses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

15. Intangible assets – continued

The process of evaluating the value in use includes the use of assumptions, opinions and estimates of future cash flows, growth and discount rates. Assumptions of cash flow and growth rate projections are based on the Company’s annual budget and long-term business plan approved by the Administrative Board, as well as on comparable market data, which represent management’s best estimate of economic conditions of the cash generating unit.

Key assumptions for the value in use estimate, to which asset recovery is more sensitive, are described below:

•           Revenue – Revenues were projected on the basis of the Company’s budget of the next fiscal year and business plan covering the period of 2012 – 2016, taking into account the growth of the connected households base, the mix of multiservice offered to pay TV subscribers, broadband Internet and voice.

•           Costs and operating expenses – The costs and expenses were projected on the basis of the Company’s historical performance, and expense growth was projected in line with the growth of the connected homes base taking into account the expected volume of new sales, installations and changes in mix of products designed by management.

•           Capital investments – Investments in property and equipment were estimated on the basis of the infrastructure required to support the growth of the connected homes base, investments for renewal and maintenance of cable network and technological changes needed to enable the continuous offer of value-added multiservice to the base of connected households.

Key assumptions were made considering the Company’s historical performance, the current dynamics and market forecasts of pay TV, broadband internet, voice and reasonable macroeconomic assumptions consistent with external information sources based on financial market projections documented and approved by the Company’s management.

Consistent with standard valuation techniques, evaluation of value in use was made for a 5-year period and thereafter takes into account the potential for the company to operate for an indeterminate period. Income growth rates applied are consistent with long-term macroeconomic expectations and significant demographic data available, which are reviewed on a yearly basis based on the historical performance and perspectives of the sector where the Company operates. The nominal growth rate used to extrapolate the projections beyond the 5-year period was zero per annum.

Estimated future cash flows were discounted at a single discount rate of fifteen per cent in this fiscal year.

As a result of the impairment testing, management has concluded there has been no impairment of the Company’s intangible assets, even when considering conservative assumptions in a sensible adverse scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

16. Trade payables

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Domestic suppliers	348,333	224,587	542,303	324,681
Foreign suppliers	3,098	2,755	44,186	24,799
	351,431	227,342	586,489	349,480

The trade accounts payable do not bear interest and usually are settled in 30 days.

17.  Trade payables – programming content suppliers

	Controlling company		Consolidated
Description	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Related parties
Net Brasil S.A.	46,370	36,032	102,146	81,610

Third parties	65,817	53,203	70,199	53,203
	112,187	89,235	172,345	134,813

The table below shows programming and related costs incurred:

	Operating income
	Controllling company		Consolidated
Companies	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Related parties
Net Brasil S.A.	(487,502)	(256,968)	(1,085,859)	(905,929)

Third parties	(188,221)	(98,234)	(429,869)	(356,154)

	(675,723)	(355,202)	(1,515,728)	(1,262,083)

Net Brasil S.A., a related party, serves as the agent and negotiates with producers and audiovisual programming suppliers for the acquisition of Brazilian content in its own name.

The acquisition contracts of Brazilian content, agreed between Net Brasil S.A. and the respective programming suppliers are valid until November 2015.

Additionally, the contracts for the acquisition of existing international program content are negotiated by the Company directly and remain valid until 2014.

In 2010, pay per view (PPV) programming previously acquired from Globosat started being acquired from Net Brasil S.A.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

18. Debt

			Effective interest rate per annum		Controlling company
	Currency	Nominal interest rate per annum	12/31/2011	12/31/2010	12/31/2011			12/31/2010
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	30,805	24,359	55,164	29,578	43,165	72,743
Finame PSI	R$	4.50 to 8.70%	5.10%	4.50%	19,758	97,252	117,010	1,643	52,339	53,982
					50,563	121,611	172,174	31,221	95,504	126,725
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	23,301	652,321	675,622	20,628	578,345	598,973
Perpetual Notes	US$	9.25%	10.57%	10.57%	-	-	-	2,495	249,930	252,425
Banco Inbursa S.A.	US$	7.88%	9.26%	9.22%	6,519	186,317	192,836	5,653	330,429	336,082
					29,820	838,638	868,458	28,776	1,158,704	1,187,480

Total loans and financings					80,383	960,249	1,040,632	59,997	1,254,208	1,314,205

			Debentures
			12/31/2011	12/31/2010

Non-convertible			58,000	58,000	150,348	433,910	584,258	5,525	578,476	584,001

Total					230,731	1,394,159	1,624,890	65,522	1,832,684	1,898,206

			Effective interest rate per annum		Consolidated
	Currency	Nominal interest rate per annum	12/31/2011	12/31/2010	12/31/2011			12/31/2010
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	64,864	51,550	116,414	65,512	80,598	146,110
Finame PSI	R$	4.50 to 8.70%	5.10%	4.50%	47,644	244,142	291,786	2,373	110,608	112,981
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.10% a 2.55%	12.97%	12.96%	2,292	120,000	122,292	2,679	145,000	147,679
					114,800	415,692	530,492	70,564	336,206	406,770
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	23,301	652,321	675,622	20,628	578,345	598,973
Perpetual Notes	US$	9.25%	10.57%	10.57%	-	-	-	2,495	249,930	252,425
Banco Inbursa S.A.	US$	7.88%	9.26%	9.22%	6,519	372,491	379,010	5,653	330,429	336,082
					29,820	1,024,812	1,054,632	28,776	1,158,704	1,187,480

Total loans and financings					144,620	1,440,504	1,585,124	99,340	1,494,910	1,594,250

			Debentures
			12/31/2011	12/31/2010

Non-convertible			58,000	58,000	150,348	433,910	584,258	5,525	578,476	584,001

Total					294,968	1,874,414	2,169,382	104,865	2,073,386	2,178,251

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

18. Debt – continued

a)    Loans and financing

Bank Credit Notes

On November 16, 2006 the Company contracted with Itaú Bank a bank credit notein the total amount of R$220,000, of which R$ 50,000 was prepaid by the Company in 2007.

On August 31, 2009, the loan was altered and repayments of principal rescheduled from 2011 to 2014, 2015 and 2016. Additionally, finance charges on this loan were altered from "CDI plus a spread of 1.2%" to 2.55% per annum as of August 31, 2009 with no retroactive effect.

On March 1, 2010, the  controlling company Net Serviços transferred  the loan to the subsidiary  Net  Sao  Paulo, who takes the irrevocable and irreversible, responsibility for paying the principal and interest charges, according to the maturity, changing  the  interest rate to CDI  plus  a spread of  2.10% per annum, without affecting the other terms of the contract.

During the year ended December 31, 2011, the Company amortized in advance part of this loan in the amount of R$25,000 (R$30,663 in 2010).

Global Notes 2020

On November 4, 2009, the Company issued Guaranteed Notes of US$350 million equivalent to R$593,425, with maturity in January, 2020 and a nominal interest rate of 7.5% per annum, payable semiannually in January and July of each year. The Company will use these resources on inorganic growth, pre-pay existing debt and general corporate investments.

The Notes are guaranteed by all the Company's subsidiaries and can be settled in total or partially at any time.

Perpetual Notes

On November 28, 2006, the Company issued Guaranteed Perpetual Notes amounting to US$150 million (equivalent to R$326,966), with indefinite maturity and an annual interest rate of 9.25% per annum, payable in the second month of each quarter. The Notes are guaranteed by all the Company's subsidiaries.

On May 27, 2011, the Company exercised its option to fully prepay the principal of Perpetual Notes in the amount of R$244,320 (US$150,000 thousands), plus interest of US$5,650 incurred during the period between the last quarterly interest payment made on February 27, 2011 and the date these bonds were settled.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

18. Debt – continued

Finame and Finame PSI

Since 2007, for the purpose of acquiring digital signal equipment, the Company has received financing using funds from Finame - Government Agency for Machinery and Equipment Financing. For the year ended December 31, 2011, funds raised under this program amounted to R$221,197 (R$103,630 in 2010). These contracts are subject to interest rate at 100% of the long-term interest rate (TJLP) rate plus an average spread of 3.15% per annum and fixed rates between 4.5%, 5.5% and 8.7% per annum, a five-year-term, and are collateralized by the assets financed. During the year ended December 31, 2011, the Company amortized Finame and Finame PSI totaling R$72,779 (R$61,937 in 2010).

Banco Inbursa S.A.

On June 19, 2008 the Company, executed a borrowing arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company Telmex Group, which is an indirect stockholder of the Company. The borrowing in the amount of US$200,000 (equivalent to R$319,520) is repayable in 3 annual installments on June 2017, 2018 and 2019.

Interest is payable semi-annually, on October 15 and April 15 of each year. The Company may, at its option, prepay the borrowing in whole or in part at any time from June 2013. This borrowing is guaranteed by the Company and its subsidiaries.

At December 30, 2011, the controlling company transferred US$100 million (equivalent to R$188,000) to the subsidiary Net São Paulo Ltda., who takes the responsibility for paying the debt without affecting the maturity, guarantees and the other terms of the contract. This transaction was liquidated by dividends proposed by the subsidiary (note 13).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

18. Debt - continued

b)    Debentures

At December 1, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal amount, single series, par value, non-secured and subordinated type in the amount of R$580,000.

On September 23, 2009, as decided during the Company debenture holders’ meeting, the term of debentures was amended and repayments were rescheduled from December 1, 2013 to June 1, 2015, with annual amortization beginning on June 1, 2012. The following decisions were also approved at the meeting: (i) beginning October 1, 2009, debenture remuneration corresponded to 100% of the accumulated daily CDI variance plus a spread of 1.6% per annum as compared to remuneration of 0.7% per annum valid until September 30, 2009 and (ii) a payment of R$1,760 as a bonus for renewing debentures was paid on October 1, 2009 to the holder of these debentures. The remaining items related to the 6th issuance remain unchanged.

Company Commitments (“Covenants”)

The Company is committed to complying with a number of restrictive covenants related to the outstanding borrowings, the most important of which are:

-            Maintenance of the ratio obtained from dividing Net Consolidated Debt by EBITDA, as defined in the debt agreement, at less than 2.5;

-            Maintenance of the ratio obtained from dividing EBITDA by expenses net of consolidated interest, as defined in the debt agreement, at 1.5 or above.

As of December 31, 2011, the Company is in compliance with all financial and non financial covenants.

c)          Costs of debt

Following shown the amortization schedule of the costs of debt:

Year	Banco Inbursa S.A.	Debentures	Global Notes 2020	Total
2012	286	434	616	1,336
2013	310	439	616	1,365
2014	336	437	616	1,389
2015	364	215	616	1,195
2016 - 2020	1,515	-	2,361	3,876
	2,811	1,525	4,825	9,161

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

19.  Copyright payable - ECAD

The Company has been discussing amounts required by ECAD (Escritório Central de Arrecadação e Distribuição), an organization which performs as the legal representative of artists and authors in collecting royalties from public music broadcast in Brazil on their behalf and has judicial deposits in the amount of R$7,580 (R$5,794 in December 31, 2010) in the controlling company and R$33,682 (R$25,633 in December 31,2010) in the consolidated.

20. Related parties

a)        Employee benefits

Expenses with employees’ salaries, benefits and social charges are as follows:

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Payroll and related charges	413,031	300,492	601,882	534,561
Profit sharing plan	114,645	60,409	152,936	82,077
Statutory benefits	53,432	39,863	85,480	78,693
Additional benefits	38,133	26,904	60,873	55,512
	619,241	427,668	901,171	750,843

Additional benefits

In addition to the usual benefits required by labor legislation, the Company and its subsidiaries provide additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, whose actuarial risks are not assumed by the Company

Profit sharing plan

The Company and its subsidiaries have supplementary remuneration plans considering the fulfillment of established targets:

(i)          Profit Sharing Plan (PPR): the Company must remunerate its staff on the basis of profit sharing up to a limit of three additional monthly salaries, in the event that the performance targets established according to annual planning approved by the Company’s Board of Directors are met.

(ii)           Additional Profit Participation Plan (Current PPR):  the Company also rewards a select number of members of management, directors and managers duly approved by the Board of Directors in the form of differentiated salaries. This supplement is geared to additional targets and in exceptional circumstances may be exempt from these conditions, as decided by the Board of Directors.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Related parties – continued

a)        Employee benefits – continued

Profit sharing plan – continued

(iii)      Long-term Profit Sharing Plan (PPR long-term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board of Directors in the form of differentiated salaries. The purpose of this supplement is to retain the services of these employees.

(iv)      Additional Profit Sharing Plan (PPR): the Company will make an additional payment of up to 0.6 additional monthly salaries to the Company’s employees. The principal purpose of this supplementary payment is to increase fulfillment of the Board of Director's targets from 100% to 120%.

At December 31, 2011 the Company recorded provisions as salaries and social charges amounting to R$117,971 (R$78,353 in December 31, 2010) in the controlling company and $155,105 (R$100,626 in December 31, 2010) in the consolidated basis.

b)        Management’s compensation

Compensation paid to the Company's management for services rendered in their corresponding fields of expertise is as follows:

	Controlling company and Consolidated
	12/31/2011	12/31/2010

Short-term benefits	3,965	4,053
Long-term benefits	7,932	5,248
	11,897	9,301

Remuneration consists of fixed and variable compensation profit sharing and additional current and non-current profit sharing bonus plans as mentioned in item a) above.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Related parties – continued

c)        Subsidiaries, stockholders and entities under the common control

The main balances of assets, liabilities, revenues and expenses in December 31, 2011 and 2010, arising from the transactions between related parties are as follows:

	Controlling company

	Assets

	Related parties		Programming receivable		Interest on equity		Total
Companies
	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Subsidiaries

Net São Paulo Ltda.	10,092	8,459	20,960	21,528	40,438	31,137	71,490	61,124
Net Rio Ltda.	17,738	9,863	10,182	11,365	19,477	28,584	47,397	49,812
Net Brasília Ltda.	87,810	79,751	2,688	2,700	5,701	4,927	96,199	87,378
Reyc Comércio e Participações Ltda. (*)	84,252	53,921	-	-	-	-	84,252	53,921
Other	202	324	103	56	480	347	785	727
	200,094	152,318	33,933	35,649	66,096	64,995	300,123	252,962
Entities under the common control
Globosat Programadora Ltda	41	39	-	-	-	-	41	39

Total	200,135	152,357	33,933	35,649	66,096	64,995	300,164	253,001

Current assets	18,502	9,540	33,933	35,649	66,096	64,995	118,531	110,184
Non-current assets	181,633	142,817	-	-	-	-	181,633	142,817

(*) The increase of the account balance is due to the greater number of current account transactions with subsidiary during the exercise.

	Consolidated
	assets
	Accounts receivable		Total
Companies	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Entities under the common control
Globosat Programadora Ltda	182	246	182	246
Primesys Soluções Empresariais S.A.	104	-	104	-

	286	246	286	246

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Related parties – continued

c)        Subsidiaries, stockholders and entities under the common control – continued

17
	Controlling company
18
	Liabilities
19
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies
	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Subsidiaries

Reyc Comércio e Part. Ltda,
	-	-	-	-	-	-	30,789	22,071	30,789	22,071
Net São Paulo Ltda
	-	-	-	-	-	-	20,543	-	20,543	-
Jacarei Cabo S/A
	-	-	-	-	-	-	2,308	-	2,308	-
Net Rio Ltda. (**)
	-	-	-	-	-	-	-	322,531	-	322,531
Other
	-	-	-	-	-	-	-	148	-	148

	-	-	-	-	-	-	53,640	344,750	53,640	344,750
Stockholders
Emp, Brasil, de Telecom S.A. – Embratel
	42,991	38,859	-	-	-	-	44,100	42,666	87,091	81,525

	42,991	38,859	-	-	-	-	44,100	42,666	87,091	81,525
Entities under the common control

Net Brasil S.A.
	-	-	46,370	36,032	-	-	-	-	46,370	36,032
Banco Inbursa S.A.
	-	-	-	-	192,836	336,082	-	-	192,836	336,082
Other
	2,715	3,147	-	-	-	-	-	-	2,715	3,147

	2,715	3,147	46,370	36,032	192,836	336,082	-	-	241,921	375,261

Current assets	45,706	42,006	46,370	36,032	6,519	5,653	74,889	387,268	173,484	470,959
Non-current assets	-	-	-	-	186,317	330,429	22,851	148	209,168	330,577

	Consolidated
	liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Stockholders
Emp. Brasil de Telecom S.A. – Embratel	60,199	47,883	-	-	-	-	84,490	78,242	144,689	126,125
	60,199	47,883	-	-	-	-	84,490	78,242	144,689	126,125
Entities under the common control
Net Brasil S.A.	-	-	102,146	81,610	-	-	-	-	102,146	81,610
Banco Inbursa S.A.	-	-	-	-	379,010	336,082	-	-	379,010	336,082
Procisa do Brasil Proj.Cons. e Inst.Ltda.	1,455	-	-	-	-	-	-	-	1,455	-
Other	3,338	3,891	-	-	-	-	-	-	3,338	3,891
	4,793	3,891	102,146	81,610	379,010	336,082	-	-	485,949	421,583

Total	64,992	51,774	102,146	81,610	379,010	336,082	84,490	78,242	630,638	547,708

Current liabilities	64,992	51,774	102,146	81,610	6,519	5,653	84,490	78,242	258,147	217,279
Non-current liabilities	-	-	-	-	372,491	330,429	-	-	372,491	330,429

(**) In March 2011, the Company settled the purchase of subsidiaries Net Belo Horizonte, Brasilia and Net Campinas Ltda, acquired from the Net Rio Ltda,, as described in note 13.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Related parties – continued

c)        Subsidiaries, stockholders and entities under the common control – continued

The continuity schedule of prepaid rights for use and deferred revenues in transactions with Embratel is as follows:

	Controlling company
	Assets		Liabilities
	Prepaid rights for use		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2009	79,640	300,135	62,981	197,650	6,222	65,118	69,203	262,768
Additions	-	150,793	38,747	187,415	-	24,728	38,747	212,143
Write-offs	(61,243)	-	(101,728)	-	(11,381)	-	(113,109)	-
Transfers	104,322	(104,322)	100,686	(100,686)	23,971	(23,971)	124,657	(124,657)
Balance at 12/31/2010	122,719	346,606	100,686	284,379	18,812	65,875	119,498	350,254
Additions	-	-	-	-	-	2,881	-	2,881
Write-offs	(122,719)	-	(100,686)	-	(21,055)	-	(121,741)	-
Transfers	120,804	(120,804)	99,117	(99,117)	21,824	(21,824)	120,941	(120,941)
Balance at 12/31/2011	120,804	225,802	99,117	185,262	19,581	46,932	118,698	232,194

	Consolidated
	Assets		Liabilities
	Prepaid use rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2009	175,088	659,842	180,015	678,409	29,586	108,925	209,601	787,334
Additions	-	-	-	-	-	42,042	-	42,042
Write-offs	(175,087)	-	(180,015)	-	(31,597)	-	(211,612)	-
Transfers	172,535	(172,535)	177,391	(177,391)	35,169	(35,169)	212,560	(212,560)
Balance at 12/31/2010	172,536	487,307	177,391	501,018	33,158	115,798	210,549	616,816
Additions	-	-	-	-	-	4,795	-	4,795
Write-offs	(172,536)	-	(177,391)	-	(38,015)	-	(215,406)	-
Transfers	169,844	(169,844)	174,622	(174,622)	39,287	(39,287)	213,909	(213,909)
Balance at 12/31/2011	169,844	317,463	174,622	326,396	34,430	81,306	209,052	407,702

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Related parties – continued

c)        Subsidiaries, stockholders and entities under the common control – continued

	Controlling company

	Operating/financial results for the years ended December 31, 2011 and 2010

	Services revenue and transfer of administrative expenses		Rental revenues/ Telecommunications		Telecommunications expenses and amortization		Finance		Programming		Commissions / programming guide		Total
Companies
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Subsidiaries

Net São Paulo Ltda.	156,775	114,726	-	-	-	-	12,421	(1,888)	-	-	-	-	169,196	112,838
Net Rio Ltda.	74,930	55,278	-	-	-	-	415	(583)	-	-	-	-	75,345	54,695
Net Belo Horizonte Ltda.	-	20,577	-	-	-	-	-	2,345	-	-	-	-	-	22,922
Net Brasília Ltda.	20,150	14,750	-	-	-	-	9,239	3,777	-	-	-	-	29,389	18,527
Net Paraná Comunicações Ltda.	-	12,604	-	-	-	-	-	(1,243)	-	-	-	-	-	11,361
Net Campinas Ltda.	-	11,380	-	-	-	-	-	(196)	-	-	-	-	-	11,184
Reyc Comércio e Participações Ltda.	-	-	-	-	-	-	8,106	8,283	-	-	-	-	8,106	8,283
Other	1,097	21,058	-	-	-	-	(519)	152		-	-	-	578	21,210

	252,952	250,373	-	-	-	-	29,662	10,647	-	-	-	-	282,614	261,020
Stockholders

Emp, Brasil, de Telecom S.A. – Embratel	-	-	317,733	179,008	(404,289)	(211,409)	(2,017)	2,390	-	-	-	-	(88,573)	(30,011)
	-	-	317,733	179,008	(404,289)	(211,409)	(2,017)	2,390	-	-	-	-	(88,573)	(30,011)
Entities under common control
Banco Inbursa S.A.	-	-	-	-	-	-	(74,130)	(16,695)	-	-	-	-	(74,130)	(16,695)
Net Brasil S.A.	-	-	-	-	-	-	-	-	(487,502)	(256,968)	(1,025)	(664)	(488,527)	(257,632)
Primesys Soluções Empresariais S.A.	-	-	-	-	(13,681)	(2,977)	-	-	-	-	-	-	(13,681)	(2,977)
Telmex do Brasil Ltda. (***)	-	-	-	-	(27,471)	-	-	-	-	-	-	-	(27,471)	-
Claro S.A.	-	-	-	-	(8,160)	(841)	-	-	-	-	-	-	(8,160)	(841)
Editora Globo S.A.	-	-	-	-	-	-	-	-	-	-	(2,931)	(3,434)	(2,931)	(3,434)
Other	-	-	334	114	(427)	201	-	-	-	-	-	-	(93)	315

	-	-	334	114	(49,739)	(3,617)	(74,130)	(16,695)	(487,502)	(256,968)	(3,956)	(4,098)	(614,993)	(281,264)

	252,952	250,373	318,067	179,122	(454,028)	(215,026)	(46,485)	(3,658)	(487,502)	(256,968)	(3,956)	(4,098)	(420,952)	(50,255)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Related parties – continued

c)        Subsidiaries, stockholders and entities under the common control – continued

	Consolidated
	Operating/financial results for the years ended December 31, 2011 and 2010

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Stockholders
Emp, Brasil. de Telecom. S.A. – Embratel
	572,672	451,132	(15,893)	(11,850)	(531,878)	(370,695)	-	-	-	-	24,901	68,587
	572,672	451,132	(15,893)	(11,850)	(531,878)	(370,695)		-	-	-	24,901	68,587
Entities under the common control

Net Brasil S.A.	-	-	-	-	-	-	(1,085,859)	(905,929)	(1,797)	(1,701)	(1,087,656)	(907,630)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(6,096)	(11,839)	(6,096)	(11,839)
Banco Inbursa S.A.	-	-	(73,710)	(16,695)	-	-	-	-	-	-	(73,710)	(16,695)
Telmex do Brasil Ltda. (***)	-	-	-	-	(47,824)	-	-	-	-	-	(47,824)	-
Claro S.A.	-	-	-	-	(14,062)	(5,195)	-	-	-	-	(14,062)	(5,195)
Primesys Soluções Empresariais S.A.	550	-	-	-	(60,857)	(3,841)	-	-	-	-	(60,307)	(3,841)
Other	2,073	2,097	-	-	(5,119)	(1,133)	-	-	-	(570)	(3,046)	394
	2,623	2,097	(73,710)	(16,695)	(127,862)	(10,169)	(1,085,859)	(905,929)	(7,893)	(14,110)	(1,292,701)	(944,806)
	575,295	453,229	(89,603)	(28,545)	(659,740)	(380,864)	(1,085,859)	(905,929)	(7,893)	(14,110)	(1,267,800)	(876,219)

(***) From January to July 2011 part of the internet - link acquired from Embratel, was acquired from Telmex do Brasil Ltda., a subsidiary of Embratel Participações S.A.

The balances with the controlled companies are subject to interest of 12% p.a., with an indeterminate maturity date.

The right to use the trademark Net is granted by Net Brasil S.A., a subsidiary of Globo Comunicação e Participações S.A..

The values and conditions of the programming contracts and pay-per-view (PPV) events with Organizações Globo related companies such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private are conducted at normal market prices, terms and payment conditions.

The program schedule guides for channels are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., based on usual market practice prices and terms for this type of operation.

The Company and Empresa Brasileira de Telecomunicações S.A. (Embratel) offer telephony services for subscribers of the Company. The new business model offers an Embratel voice product to existing and prospect subscribers of the Company, which calls for the sharing of results by means of the Company’s bi-directional network. Through the implementation of this business, the Company could then started offering integrated video, broadband and voice (“triple play”) services in its market. Sales of this new product came on stream toward the end of March 2006.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Related parties – continued

c)        Subsidiaries, stockholders and entities under the common control – continued

The main aim of the partnership between the Company and Embratel is the offer of voice services based on Embratel licenses for fixed line telephony services (“Serviço Telefônico Fixo Comutado – STFC”), multimedia service (“Serviço de Comunicação de Multimídia – SCM”) and/or through any other structure best suited to development by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

a)               Prepaid rights for use

a.1) Net Fone revenue — At December 31, 2009, Embratel invested R$873,539 in the irretractable  and indefeasible acquisition of the right to use the transmission capacity of 3 GBs generated by the coaxial Company’s network, for a period of five years renewable for the same period through future negotiations between the parties. The invested value, which was paid in cash, and account as deferred revenue to be amortized under the terms of the contract in 60 months, is consistent with the usage of the capacity by Embratel during the period and considers the finance discount related to the prepayment. Any excess usage is charged on monthly basis.

  a.2) Link internet - The Company provides an Internet access service known as NetVirtua broadband service using Embratel's IP backbone infrastructure. At December 31, 2009, the Company invested R$849,632 in irretractable and irreversible acquisition of a 45 GBs transmission capacity generated for 5 years renewable for a same period through future negotiations between the parties classified as prepaid rights for use. The invested value, which was paid in cash, and recorded as an asset to be amortized under the terms of the contract in 60 months, is consistent with the usage of the capacity by the Company during the period and considers the finance discount related to the prepayment. The excess usage of any monthly capacity is charged according to a specific agreement and recorded as cost of services rendered.

b) The Company is responsible for invoicing Net Fone customers and passing on the pertinent amounts to Embratel.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Related parties – continued

c)        Subsidiaries, stockholders and entities under common control – continued

c) Other services – Remunerated on the basis of percentage of costs incurred by each project. As per the agreement, these services are paid in advance by Embratel and are recorded as deferred revenues in the balance sheet.

d) Network access revenue –  Remunerated on the basis of the increase of Net Fone’s subscriber base.

e) Optic fiber lease revenue –  Remunerated in accordance with specific contract including usual market condition. The services are paid in advance by Embratel and accordingly the prepayments are recorded as deferred revenue in the balance sheet.

f) Revenues from PME (services for small and medium businesses) –  These services are remunerated under specific contractual conditions at 50% of net amount of accounts .invoiced by Embratel, net of taxes and interconnection fees.

g) Communication expenses such as voice channel, fixed line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of operation.

In accordance with the provisions of Law No. 9,249/95, the subsidiaries accounted for interest on equity based on Interest Rate (TJLP) in the current fiscal year, totaling R$77,760 (R$96,769 at December 31, 2010), which were recorded in financial expenses, as required by tax legislation. In the financial statements of subsidiaries, such interest were eliminated from the financial expenses for the year and deducted from earnings in contrast to current liabilities.

21. Commitments and provisions

I)        Commitments

The Company has several agreements for rental of street lighting poles, underground ducts and offices renewed automatically each year maturing on different dates. These agreements may be terminated at the request of any party, subject to notice periods ranging from 1 to 2 months. These expenses amounted to R$120,649 during year ended December 31, 2011 (R$97,872 during the year ended December 31, 2010). There are also commitments, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$8,941 as of December 31, 2011 (R$11,865 as of December 31, 2010).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

21. Commitments and provisions – continued

II)     Provisions

The Company and its subsidiaries are involved in legal and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax delinquency notices, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. In addition, it is not possible to predict when these cases will be settled, as they are dependent on factors outside the Company management’s control. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings and, based in its legal advisors, pending judicial analysis an prior experience in the claim amounts, constituted provision considered enough to cover probable losses in the proceedings in course, as follows:

	Controlling company
	Labor	Civil	Tax	Social security	Total
Balances at December 31, 2009	39,137	24,369	364,204	239	427,949
Additions	7,381	7,460	54,497	-	69,338
Addition through incorporation	4,881	6,002	38,236	4	49,123
Inflation adjustments	1,483	231	23,352	6	25,072
Amounts used	(10,690)	(6,611)	(3,201)	-	(20,502)
Unused amounts reversed	(21,357)	(1,068)	(92,938)	(183)	(115,546)
Balances at December 31, 2010	20,835	30,383	384,150	66	435,434
Additions	17,845	19,865	8,493	-	46,203
Inflation adjustments	712	1,683	28,656	5	31,056
Amounts used	(9,348)	(15,803)	(5,598)	-	(30,749)
Unused amounts reversed	(4,273)	(2,294)	(48,239)	(12)	(54,818)
Balances at December 31, 2011	25,771	33,834	367,462	59	427,126
	Consolidated
	Labor	Civil	Tax	Social security	Total
Balances at December 31, 2009	53,576	46,035	504,805	947	605,363
Additions to provisions	20,040	22,988	76,659	0	119,687
Inflation adjustments	1,484	752	29,033	50	31,319
Amounts used	(20,557)	(21,817)	(3,201)	-	(45,575)
Unused amounts reversed	(21,357)	(2,387)	(131,993)	(293)	(156,030)
Balances at December 31, 2010	33,186	45,571	475,303	704	554,764
Additions	29,582	39,329	13,235	-	82,146
Inflation adjustments	712	2,932	35,138	18	38,800
Amounts used	(17,044)	(32,008)	(7,320)	-	(56,372)
Unused amounts reversed	(4,273)	(2,290)	(60,907)	(590)	(68,060)
Balances at December 31, 2011	42,163	53,534	455,449	132	551,278

a) Labor provisions

Labor claims involving the Company and its subsidiaries comprise 961 lawsuits in the controlling company and 2,493 in the consolidated, mostly arising from employees and third party claims. The main claims are for secondary liability and dangerous work pay. The Company made judicial deposits of R$7,043 at December 31, 2011 (R$8,885 at December 31, 2010), in the controlling company, and R$11,927 at December 31, 2011 (R$13,754 at December 31, 2010), in the consolidated basis, in relation to labor cases.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

21. Commitments and provisions – continued

II) Provisions – continued

b) Civil provisions

Civil claims relate mainly to service contract terminations, contract reviews, improper collection and negative credit reports, advertising disputes, channel availability, occupational accidents (own employees or outsourced staff), accidents involving third parties other than staff or service providers and claims objecting to certain items in the standard contract adopted by operators, in particular in relation to the increase in monthly fees in April 1999. The main appeals in these civil proceedings mainly relate to indemnifications for moral and material damages sought by subscribers, except for actions relating to lighting post rentals, in which the Company is requesting to change the monthly rent amounts.

The Company has judicial deposits in the amount of R$28,195 at December 31, 2011 (R$23,018 at December 31, 2010), in the controlling company, and R$29,970 at December 31, 2011 (R$23,873 at December 31, 2010), in the consolidated basis, in relation to civil cases.

c) Tax and social security provisions

Tax charges and contributions calculated and collected by the Company and its subsidiaries, and their income statements, tax and company records, are subject to examination by tax authorities for varying periods under applicable legislation.

The following are the most significant tax and social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The Company is contesting the ICMS tax rate levied on access provider revenue and also on other revenues for which it has a provision of R$61,969 at December 31, 2011 (R$87,088 at December 31, 2010), in the controlling company, and R$61,775 at December 31, 2011 (R$87,342 at December 31, 2010) in the consolidated basis.

During the year ended December 31, 2011, the Company reversed unused provisions relating to ICMS value-added tax amounting to R$30,420 (R$ 32,955 in 2010) in the controlling company and R$30,496 (R$32,955 in 2010) in the consolidated basis.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

21. Commitments and provisions – continued

II) Provisions – continued

c) Tax and social security provisions – continued

b. Financial Transaction Tax (IOF))

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to IOF charges. However, in view of certain adverse court decisions as to the applicability of this law, the Company has a provision of R$76,105 at December 31, 2011 (R$63,668 at December 31, 2010) in the controlling company and R$97,492 at December 31, 2011 (R$80,895 at December 31, 2010) in the consolidated basis.

During the year ended December 31, 2011, the Company reversed unused provisions related to IOF of  R$2,540 (R$14,467 in 2010) in the controlling company and R$3,897 (R$21,744 during 2010) in the consolidated basis.

c. Withholding tax (IRRF) on foreign currency bonds

The Senior Notes and Floating Rate Notes are not subject to IRRF and IOF, as long as the average term is not less than 96 months. Due to the fact that some noteholders exercised their rights in advance, the Company has a provision of R$155,714 at December 31, 2011 (R$148,419 at December 31, 2010) related to these taxes.

III) Contingent liabilities not recorded

Besides the contingencies mentioned above, at December 31, 2011, there are other ongoing legal proceedings amounting to R$666,212 (R$245,369 at December 31, 2010)  in the controlling company and R$ 1,272,179 (R$840,964 as of December 31, 2010) in the consolidated basis, which legal advisors assess as possible but not probable losses and thus, no provisions were recorded. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings.

  .

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

21. Commitments and provisions – continued

III) Contingent liabilities not recorded – continued

The most significant cases in which risk of loss were rated as possible are summarized below:

            a. Disallowance of expenses - Income tax and social contribution

                                    .

The subsidiary Net São Paulo Ltda. received a  tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income tax and social contribution bases in the period between 2004 to 2008 amounting to R$403,389 and R$143,914, respectively. Based on the decision at first instance rendered in 2010, these amounts were reduced to R$274,126 and R$97,821 and the probability of loss initially analyzed as remote, has shifted to possible. The amounts of these proceedings at December 31, 2011 totaled R$ 307,131(IRPJ) and R$ 109,599 (CSLL).

Our lawyers believe that these expenses are in accordance with tax legislation, so there is therefore no motive for disallowance by tax authorities.

   b. Service Tax (ISS) - levied on services of public entertainment or amusement, leisure and entertainment and similar events.

In 2010, tax authorities of Santo André city issued a tax assessment notice against the Company claiming that cable TV services are classified as public entertainment services and, thus, subject to ISS. The amount of this proceeding at December 31, 2011 was R$127,339 (R$115,955 on December 31, 2010).

On defense, our lawyers maintain that services provided by cable TV companies are classified as communication services instead of public entertainment services.

   c. Disallowed expenses and non-proven expenses

In 2007, Net São Paulo and Net Rio received requests from tax authorities amounting to R$97,806 as of December 31, 2011 (R$90,770 as of December 31, 2010) for not having submitted documents supporting their registered expenses within the period determined by the tax inspectors.                                                .

On defense, our lawyers believe that these expenses are in accordance with tax legislation, so there is therefore no motive for disallowance by tax authorities.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

21. Commitments and provisions – continued

III) Contingent liabilities not recorded – continued

d. Tax benefit through reduction of ICMS calculation base

On August 12, 2011, the Company was assessed by the Secretary of the Treasury of the State of Sao Paulo for the loss of the tax benefit reducing the ICMS tax base it is entitled to, considering the tax authority alleged that the Company did not include revenues from the rental of equipments in the ICMS tax base. The amount of this assessment at December 31, 2011 was R$252,688.

The Company is supported in the interpretation of the Brazilian Superior Court that the rental of equipment should not be confused with a subscription TV service, and therefore cannot be taxed by ICMS, so there is no motive to lose the tax benefit as alleged by the tax authority. However, considering there is no specific precedent (at both the administrative and judicial levels) on the issue, it is not possible to predict the outcome of this the matter yet.

IV) Other information

        Charge for extra outlet

On April 22, 2009, Anatel passed Resolution No. 528, which prevents cable subscription TV operators from charging clients for more than one outlet per residence. The resolution only mentions that certain items such as installation, internal network, converter and signal decoder and other equipment repairs could be charged for by these operators. The Federal Court in Brasília had extended an injunction based on a case decided by ABTA (The Brazilian Pay TV Association) in 2008, allowing the Company to charge for the additional connections. However, in 2009, the Federal Court in Brasilia revoked the ABTA injunction related to additional connections. Nevertheless, management does not expect any substantial impact on Company operations, since the current sales model for the extra outlet is covered by the charge for the rental of the equipment and the installation fee as provided for in the resolution.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

22. Equity

Share capital

At December 31, 2011, the Company’s share capital is comprised by 114,459,685 common shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors, who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

The Company is controlled by GB Empreendimentos e Participações S.A.(GB), whose stockholders are Globo Comunicações e Participações S.A., who holds 51 % of common shares and Embratel Participações S.A. (Embrapar) and its subsidiary Embratel, that together own 49% of the common shares and 100% of preferred shares of GB.

Under the tender public offer of October 7, 2010, of which, until December 31, 2010, Embratel acquired 186,547,731 preferred shares of the Company, the holders of the remaining preferred stocks could sell their shares to Embratel by the tender offer price of R$23 adjusted by variation in the reference rate - TR monthly. During the period from January 1, 2011 to January 13, 2011, the final date established under the terms of the tender public offer for the sale of stocks, 7,153,568 preferred stocks were negotiated, increasing the final number of preferred shares held by Embratel to 193,701,299, representing 84.77% of the Company’s preferred shares. In connection with this transaction, Embratel and its parent company, Embrapar, jointly hold, 223,080,448 of the Company’s preferred shares, representing 97.63% of the Company’s preferred shares and 91.86% of the Company’s total shares.

At December 31, 2011, the Company’s stockholders, Globo Comunicação e Participações S.A. and the Embratel Participações S.A. hold, directly and indirectly, 6.35% and 91.86% of the Company’s share capital, respectively.

The by-laws determine distribution of a mandatory dividend of 25% of net income adjusted as per article 202 of the Brazilian Corporate Law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

22. Equity – continued

Share capital – continued

The preferred shares shall be entitled to vote exclusively on the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation - Level 2, instituted by BMF&BOVESPA and they shall also be entitled to vote in regards to the approval of contracts between the Company and its majority stockholders, either directly or through third parties, as well as other companies in which the majority stockholders hold interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of the Company’s liquidation without premium at the value of stockholders’ equity; and treatment equal to that given to stockholders who exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 of the Company’s Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on equal conditions with common shares regarding bonuses distribution. They may also represent two-thirds (2/3) of the total of shares issued by the Company. Their issuance may also be altered to the prior existing proportion between common and preferred shares.

Stockholders’ agreement

On March 21, 2005, a Company Stockholders’ Agreement was executed, whereby any stockholder that wants to transfer part or all of its common shares to a third party must notify in writing the other stockholders, extending preemptive rights.

The Company’s Board of Directors is comprised of between 9 (nine ) and 12 (twelve) effective members and the same number of alternate members, with at least, twenty percent of its Independent Board members as defined in Regulation Level 2 of BM&FBOVESPA’s Corporate Governance.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

22. Equity – continued

Stockholders’ agreement – continued

All Board of Directors members are elected by the Company’s General Assembly, have an unified term of 1 (one) year, reelection being permitted, having been elected at the Annual General Meeting of April 29, 2011, 1 (one) member and respective alternate appointed by Globo, 6 (six) members and respective alternates appointed by GB, 3 (three) members and 2 (two) alternates appointed by Embrapar, 01 (one) separate member, with no participation in the controlling stockholders of GB and Globo, and 1 (one) an independent member appointed by Embratel. As defined in the stockholders’ agreement and related amendments, the votes of independent member and its alternate will not be bound by decisions taken in the Preliminary Meetings under the stockholders’ agreement.

Capital reserves

Capital reserves are comprised of premium on issuance of shares and debentures and special reserve of goodwill. The goodwill reserve was generated when Globotel Participações S.A., was merged into Net Serviços de Comunicação S.A. in August 2001. The goodwill capital reserve represents the tax effect of the goodwill that was transferred to the Company through the merger.

During the year ended December 31, 2011, the Company obtained tax benefits represented by cash savings of R$9,744 (R$8,087 during 2010), resulting from amortization of goodwill calculated by Globotel Participações S.A.

Observing the preemptive rights of the non-majority stockholders, the portion of the goodwill reserve related to tax benefits realized may be capitalized in the future in favor of the stockholder  Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.). The remaining stockholders have the option of exercising their right on the subscription of these shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

23. Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts mainly for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	Controlling company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net Rio Ltda.	-	-	238,290	235,459
Net Serviços de Comunicação S.A.	47,879	56,284	47,879	56,284
Reyc Comércio e Participações Ltda.	-	-	11,932	10,987
Net Brasília Ltda.	-	-	6,263	-
Net São Paulo Ltda.	-	-	3,912	3,646
	47,879	56,284	308,276	306,376

24. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent company by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares. For the years ended December 31, 2011 and 2010, the Company had no dilutive potential common shares.

The following table shows earnings per share (in thousands, except for earnings per share):

	Controlling company and consolidated
	12/31/2011	12/31/2010
Numerator
Profit for the year	R$ 373,173	R$ 307,151

Denominator
Weighted average number of common shares	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916
10% - Preferred shares	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308

Denominator for basic and diluted earnings per share	365,813,993	365,813,993

Basic and diluted earnings per common share	R$ 1.02	R$0.84
10% - Preferred shares	1.10	1.10
Basic and diluted earnings per preferred share	R$ 1.12	R$0.92

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

25. Financial instruments

a)        General considerations

The Company is exposed to market risks arising from its operations, and uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee supports the Company's Board of Directors and consists of one member from each of the main Stockholders (Globo and Embratel) and management. It examines issues relating to investments, debt and risk management, and refers matters for management approval, Pursuant to internal policy; the Company's financial earnings must derive from cash generated through operations rather than gains on financial markets. Results obtained by the application of internal controls to manage risks were satisfactory for the proposed objectives.

b)        Fair value

Fair values of debt were calculated considering the estimated cost to settle the obligations at December 31, 2011, which includes contractual penalties for early settlement.

Fair values and carrying amounts of debt are shown below:

	Controlling company
	12/31/2011		12/31/2010
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures - 6th issue	584,258	586,949	584,001	575,266
Perpetual Notes	-	-	252,425	255,237
Global Notes 2020	675,622	769,371	598,973	665,396
Banco Inbursa S.A.	192,836	196,152	336,082	345,577
Finame	172,174	172,174	126,725	126,725
	1,624,890	1,724,646	1,898,206	1,968,201

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

25. Financial instruments – continued

b)        Fair value – continued

	Consolidated
	12/31/2011		12/31/2010
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures – 6th issue	584,258	586,949	584,001	575,266
Perpetual Notes	-	-	252,425	255,237
Global Notes 2020	675,622	769,371	598,973	665,396
Banco Inbursa S.A.	379,010	385,643	336,082	345,577
Banco Itaú BBA	122,292	122,953	147,679	148,675
Finame	408,200	408,200	259,091	259,091
	2,169,382	2,273,116	2,178,251	2,249,242

Other financial assets and liabilities have fair values approximated to their carrying amounts.

The fair value of the Company’s debt has been calculated based on the estimated cost to pay the outstanding obligations at December 31, 2011, which considered the contractual penalties applicable for early payments.

c) Risks impacting on the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

The Company’s foreign currency exposure on December 31, 2011 , is shown below:

	Controlling company	Consolidated
Debt in US dollars:
Current:
Interest on loans and financing	29,820	29,820
Suppliers of equipment and others	3,097	44,185
Programming suppliers	2,203	2,203
	35,120	76,208
Non-current:
Loans payable, net of costs of debts	838,638	1,024,812

Exposure liability	873,758	1,101,020

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

25. Financial instruments – continued

c)        Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

The Company acquired non-speculative derivative financial instruments to hedge against its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in US dollar exchange rate when settling short term transactions. Counterparties to the contracts are the following banks: Itaú, Goldman Sachs, HSBC, Santander, JP Morgan, Morgan Stanley and Standard.

The Company only enters into foreign exchange derivatives in order to hedge a portion of its accounts payable to imported equipment suppliers and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on debt. For the year ended December 31, 2011, the Company held a derivative instrument (foreign exchange) position of R$207,463 relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa S.A. due between 2017 and 2019 and Global Notes 2020 due to 2020.

Derivatives financial instruments are as follows:

	Notional amount		Fair value		Accumulated effect (current year)
Description	12/31/2011	12/31/2010	12/31/2011	12/31/2010	Amount payable
“Swaps” contracts
Asset position
Foreign currency	207,463	528,185	202,382	519,500	-
Liability position
Ratios (Dollar vs, CDI)	154,941	291,585	164,767	321,043	14,122
Rates (PRE) (NDF)	52,522	236,600	50,142	249,314	(1,595)
	-	-	(12,527)	(50,857)	12,527

The net liability payable of R$12,527 is recognized in the unrealized losses on derivatives account in the balance sheet. During the year ended December 31, 2011, the Company recognized a loss on derivatives of R$16,978 (R$65,915 during 2010), which was recorded finance income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

25. Financial instruments – continued

c) Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

The following table shows the sensitivity analysis of the Company’s management and the effect of cash operations with derivative financial instruments outstanding as of December 31, 2011:

Scenario - currency appreciation (R$/US$) and increase of interbank rate (CDI)

Operations	Contracts			Probable scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Loss	Dollar rate R$	CDI	Loss

Dollar x CDI	17	82,600	De 26/01/2012 a 25/07/2013	1.8758	10.87%	1.4069	13.59%	52,486	0.9379	16.31%	90,261
NDF	9	28,000	De 02/01/2012 a 01/03/2012	1.8758	10.87%	1.4069	13.59%	5,307	0.9379	16.31%	12,523

(a)        The possible adverse scenario is represented by a 25% appreciation of the real against the dollar and an increase of 25% in CDI rate over the rates of the probable scenario.

(b)       The remote adverse scenario is represented by a 50% appreciation of the real against the dollar and an increase of 50% in CDI rate % over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/US$) and decrease of CDI

Operations	Contracts			Probable scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Gain	Dollar rate R$	CDI	Gain

Dollar x CDI	17	82,600	De 26/01/2012 a 25/07/2013	1.8758	10.87%	2.3448	8.15%	27,484	2.8137	5.44%	69,913
NDF	9	28,000	De 02/01/2012 a 01/03/2012	1.8758	10.87%	2.3448	8.15%	9,229	2.8137	5.44%	16,554

(a)        The possible adverse scenario is represented by a 25% depreciation of the real in relation to the dollar and reduction in CDI by 25% over the rates of the probable scenario.

(b)       The remote adverse scenario is represented by a 50% depreciation of the real in relation to the dollar and reduction of CDI by 50% over the rates of the probable scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

25. Financial instruments – continued

c)       Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

On December 31, 2011, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and its subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of December 31, 2011 is as follows:

	Controlling company	Consolidated
Debentures – 6th issuance	584,258	584,258
Finame	172,174	408,200
Banco Itaú BBA	-	122,292
Liability exposure	756,432	1,114,750

(-) Financial investments denominated in reais	376,191	688,832
Net exposure	380,241	425,918

Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company, Centralized fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú and Risk Office Consultoria Financeira Ltda, performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in the subscriber’s accounts receivable and it is reduced by the large number of subscribers that comprise the Company’s subscribers’ base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

25.  Financial instruments – continued

c)        Risks impacting the business of the Company – continued

   Debt acceleration risk

The Company’s debts contain covenants normally applicable to these types of transactions, in relation to its complying with economic and financial ratios, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

   Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of December 31, 2011.

Amounts presented below include principal and interest payments calculated using the dollar exchange rate at December 31, 2011 (R$1.8758 /US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa S.A.). Debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian Reais and are subject to interest based on the interbank deposit certificate index (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with indices provided by BM&FBOVESPA S. The Finame loan was estimated based on long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5%, 5.5% and 8.7% per year.

	Controlling company
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Debentures	Total

2012	59,121	56,264	17,369	203,991	336,745
2013	48,865	56,264	17,369	187,316	309,814
2014	29,009	56,264	17,369	171,405	274,047
2015	24,349	56,264	17,369	153,901	251,883
2016-2020	31,792	909,720	239,688	-	1,181,200
Total	193,136	1,134,776	309,164	716,613	2,353,689

	Consolidated
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Banco Itaú BBA	Debentures	Total

2012	132,486	56,264	34,739	14,759	203,991	442,239
2013	110,418	56,264	34,739	14,649	187,316	403,386
2014	73,455	56,264	34,739	55,770	171,405	391,633
2015	61,105	56,264	34,739	48,358	153,901	354,367
2016-2020	81,470	909,720	479,378	40,402	-	1,510,970
Total	458,934	1,134,776	618,334	173,938	716,613	3,102,595

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

25. Financial instruments – continued

c)        Risks impacting the Company’s business – continued

Liquidity risk – continued

Interest payments for US Dollar denominated debt (Global Notes 2020 and Banco Inbursa S.A.) include withholding taxes, is in accordance with the prevailing tax legislation.

26. Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration thereof, a three-level fair value hierarchy is determined by prioritizing the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

• Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own assumptions.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
Balances at December 31, 2011	(12,527)	-	(12,527)	-
Balances at December 31, 2010	(50,857)	-	(50,857)	-

Currency swap derivative instruments are tools for managing risks arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

As of December 31, 2011, there were no transfers between levels 1 and 2 in relation to fair value measurement or transfers to level 3.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

27. Insurance

The Company has a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations.

In August 2011, the Company renewed their policies and the total coverage by nature is as follows:

Nature

	Main coverage	Maximum annual coverage
Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding,	70,711
Responsibilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossed civil liability, pain and suffering and parking lot valets	3,000
Civil responsibility of the directors and Management officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts, including worldwide coverage,	28,137

28. Subsequent event

On January 26, 2012, Anatel approved the transfer of the Company’s indirect control. In this sense, Anatel authorized the exercise by Embrapar of the call option for the acquisition of shares issued by GB, an enterprise that directly controls the Company, that are currently held by Globo, in accordance with the provisions of the stockholders’ agreement of GB. Once the call option is exercised, Embrapar, together with its subsidiary Embratel, will be the direct controllers of GB and, therefore, the indirect controllers of the Company.

As per Anatel’s decision, the preliminary approval will come into effect once all companies involved present a proof of good standing with the tax authorities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 14, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.